AstraZeneca PLC

29 July 2021 07:00 BST

H1 2021 results

Accelerating top-line growth with continued pipeline progress underpins the transition to long-term sustainable growth

AstraZeneca delivered strong revenue growth of 23% (18% at CER1) in the half to $15,540m while, in the second quarter, revenue increased by 31% (25% at CER) to $8,220m. Excluding the contribution from the pandemic COVID-19 vaccine, revenue increased by 14% (9% at CER) in the half to $14,371m and by 17% (12% at CER) in the quarter to $7,326m. Further pipeline progress and the recent acquisition of Alexion Pharmaceuticals Inc. (Alexion) supports the Company’s transition to long-term sustainable growth. AstraZeneca is updating its full-year 2021 guidance to reflect the contribution of Alexion in the year.

Pascal Soriot, Chief Executive Officer, commented:

“AstraZeneca has delivered another period of strong growth thanks to robust performances across all regions and disease areas, particularly Oncology, New CVRM and Fasenra in Respiratory. As a result, we have delivered further earnings progression, supported ongoing launches, and continued our investment in R&D.

We continue to advance our portfolio of life-changing medicines with further significant progress across disease areas. In Oncology, we recently presented Lynparza’s OlympiA Phase III trial at the plenary session of the 2021 American Society of Clinical Oncology Annual Meeting, and we also shared the final results from Calquence’s head-to-head trial with ibrutinib. In BioPharmaceuticals, the US approved Farxiga for chronic kidney disease and granted tezepelumab Priority Review to treat patients with asthma. Alexion will enable us to enhance our pipeline, extending the Company’s presence in rare diseases and immunology with its complement biology.

Following the successful acquisition of Alexion, we are today updating our full-year 2021 guidance; our long-term goals to accelerate scientific discovery, invest for sustainable growth and deliver more benefits for patients remains unchanged.”

Table 1: Financial summary

			H1 2021			Q2 2021
		Actual %	CER %		Actual %	CER %
	$m	Change	change	$m	Change	change
- Product Sales	15,302	24	19	8,045	33	27
- Collaboration Revenue	238	(12)	(12)	175	(23)	(23)
Total Revenue	15,540	23	18	8,220	31	25
- Less pandemic COVID‑19 vaccine[2]	1,169	n/m3	n/m	894	n/m	n/m
Total Revenue ex-pandemic vaccine[4]	14,371	14	9	7,326	17	12
Reported[5] EPS[6]	$1.61	37	45	$0.42	(27)	(15)
Core[7] EPS	$2.53	26	27	$0.90	(6)	(2)
Impact of pandemic vaccine on EPS	$(0.04)	n/m	n/m	$(0.01)	n/m	n/m

Highlights of Total Revenue in the half included:

-	An increase in Product Sales of 24% (19% at CER) to $15,302m. New medicines[8] Total Revenue improved by 31% (27% at CER) in the half to $8,332m, including growth in Emerging Markets of 35% (29% at CER) to $1,895m. Globally, new medicines represented 54% of Total Revenue (H1 2020: 50%)
-	Oncology growth of 19% (15% at CER) to $6,360m and an increase in New CVRM[9] of 21% (16% at CER) to $2,731m. Similarly, Respiratory & Immunology (R&I) increased by 11% (6% at CER) to $2,970m, despite the adverse impact of mature, inhaled respiratory medicines on the performance in the half
-	An increase in Emerging Markets of 26% (21% at CER) to $5,459m with the performance benefitting from sales of the pandemic COVID-19 vaccine of $455m. China growth of 21% (11% at CER) to $3,209m. In the US, Total

Revenue increased by 16% to $4,834m and in Europe by 33% (21% at CER) to $3,261m, also benefitting from sales of the pandemic COVID-19 vaccine of $572m

Alexion, acquired by AstraZeneca on 21 July 2021, does not form any part of the Company’s financial results during the period. Alexion’s post-acquisition results will be consolidated post-completion and included in AstraZeneca’s year-to-date and Q3 2021 results to be announced on 12 November 2021. Details of the acquisition are included in the subsequent events note.

Guidance

Following the completion of the acquisition of Alexion on 21 July 2021 and the issuance of new shares10, the Company is updating its FY 2021 guidance at CER to include the contribution from Alexion and reflect the increase in weighted average number of shares outstanding to 1,418 million. The previous expectations issued by both companies earlier in 2021 remain broadly in line with current assumptions and underpin the updated guidance:

Total revenue is expected to increase by a low-twenties percentage,

accompanied by a faster growth in Core EPS to $5.05 to $5.40.

The guidance does not incorporate any revenue or profit impact from sales of the pandemic COVID-19 vaccine. In general, AstraZeneca continues to recognise the heightened risks and uncertainties from the effects of COVID-19, including the impact from potential new medicines for COVID-19 in clinical development. Variations in performance between quarters can be expected to continue.

The Company is unable to provide guidance and indications on a Reported basis because AstraZeneca cannot reliably forecast material elements of the Reported result, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal-settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Indications

The Company provides indications for FY 2021 at CER:

-	AstraZeneca continues its focus on improving operating leverage while allocating appropriate resources to continued investment in R&D, the support of newly launched medicines, and patient access in key markets to underpin long-term sustainable growth
-	A Core Tax Rate of 18-22%. Variations in the Core Tax Rate between quarters are anticipated to continue

Currency impact

If foreign-exchange rates for July to December 2021 were to remain at the average of rates seen in the half, it is anticipated that there would be a low single-digit favourable impact on Total Revenue and Core EPS. The Company’s foreign-exchange rate sensitivity analysis is contained within the operating and financial review.

Financial summary

-	Total Revenue, comprising Product Sales and Collaboration Revenue, increased by 23% in the half (18% at CER) to $15,540m. Product Sales grew by 24% (19% at CER) to $15,302m, driven primarily by the performances of new medicines across Oncology and BioPharmaceuticals, including Tagrisso, Calquence and Farxiga. Total Revenue included $1,169m of pandemic COVID-19 vaccine sales
-	The Reported Gross Profit Margin[11] declined by seven (six at CER) percentage points to 73.5% and the Core Gross Profit Margin declined by seven (six at CER) percentage points in the half to 73.8%. The performance predominantly reflected the significant impact of the equitable supply, at no profit to AstraZeneca, of the pandemic COVID-19 vaccine, together with an increasing impact from profit-sharing arrangements, primarily Lynparza and roxadustat, and the impact of the Chinese National Reimbursement Drug List (NRDL) and the value-based procurement (VBP) patient-access programmes. A higher proportion of Oncology sales and increasing patient access in China partially offsets these impacts. These variations in gross margin performance between periods can be expected to continue

-	Reported Total Operating Expense increased by 17% (12% at CER) in the half to $9,771m and represented 63% of Total Revenue (H1 2020: 66%). Core Total Operating Expense increased by 17% (12% at CER) to $8,511m and comprised 55% of Total Revenue (H1 2020: 57%)
-	Reported and Core R&D Expense increased in the half by 28% (22% at CER) to $3,542m and by 27% (21% at CER) to $3,439m, respectively. The increases primarily reflected the Company’s continued investment in its COVID-19 vaccine and potential new medicines to prevent and treat COVID-19. The increases also reflected the investment in several late-stage Oncology trials, including datopotamab deruxtecan, and the advancement of a number of Phase II clinical development programmes in BioPharmaceuticals, mainly in CVRM
-	Reported SG&A Expense increased by 13% (7% at CER) in the half to $6,027m; Core SG&A Expense increased by 12% (7% at CER) to $4,870m, representing 31% of Total Revenue (H1 2020: 34%). The increases were driven by additional SG&A investment in launches of Oncology medicines, the launch of several BioPharmaceutical medicines, particularly in the US, and AstraZeneca’s further expansion in China
-	Reported Other Operating Income and Expense[12] increased by 117% (116% at CER) in the half to $1,308m. Core Other Operating Income and Expense increased by 117% (115% at CER) to $1,309m during the period. The growth predominately reflected the $776m of income from the divestment of AstraZeneca’s 26.7% share of Viela Bio, Inc. (Viela) as part of the acquisition by Horizon Therapeutics plc
-	The Reported Operating Profit Margin was stable in the half (increased by one percentage point at CER) to 19.4%; the Core Operating Profit Margin decreased by one percentage point (stable at CER) to 27.9%. The performance predominately reflected the aforementioned one-time benefit from Other Operating Income and Expense[11]
-	Reported EPS of $1.61 in the half represented an increase of 37% (45% at CER). Core EPS grew by 26% (27% at CER) to $2.53. Reported and Core EPS were adversely impacted by $0.04 due to the pandemic COVID-19 vaccine
-	An unchanged first interim dividend of $0.90 (64.8 pence, 7.77 SEK) per ordinary share

Commercial summary

Oncology

Total Revenue increased by 19% in the half (15% at CER) to $6,360m.

Table 2: Select Oncology medicine Total Revenue performances

			H1 2021			Q2 2021
		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change
Tagrisso	2,454	22	17	1,306	26	21
Imfinzi	1,160	22	18	604	23	19
Lynparza	1,131	19	15	588	6	2
Calquence	490	n/m	n/m	280	n/m	n/m
Enhertu	89	n/m	n/m	49	n/m	n/m

New CVRM

Total Revenue increased by 21% in the half (16% at CER) to $2,731m.

Table 3: Select New CVRM medicine Total Revenue performances

			H1 2021			Q2 2021
		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change
Farxiga	1,359	60	53	734	65	56
Brilinta	749	(11)	(15)	375	(14)	(18)
Bydureon	198	(9)	(10)	95	(18)	(20)
Roxadustat	92	n/m	n/m	52	n/m	n/m
Lokelma	72	n/m	n/m	39	n/m	n/m

Respiratory & Immunology

Total Revenue increased by 11% in the half (6% at CER) to $2,970m.

Table 4: Select R&I medicine Total Revenue performances

			H1 2021			Q2 2021
		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change
Symbicort	1,371	(5)	(9)	680	4	(1)
Pulmicort	497	4	(2)	167	72	59
Fasenra	580	36	32	320	41	36
Breztri	82	n/m	n/m	56	n/m	n/m

COVID-19

Total Revenue increased sequentially from $275m in Q1 2021 to $1,169m in the half.

Table 5: Pandemic COVID-19 vaccine performance

			H1 2021			Q2 2021
		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change
Pandemic COVID‑19 vaccine	1,169	n/m	n/m	894	n/m	n/m

Emerging Markets

Total Revenue increased by 26% in the half (21% at CER) to $5,459m, reflecting the growth of Tagrisso and Lynparza in Oncology, Farxiga in CVRM, and the benefit from sales of the pandemic COVID-19 vaccine. The performance, however, was partly offset by the decline of Brilinta, which was adversely impacted by the implementation of China’s VBP programme.

China Total Revenue increased 21% (11% at CER) to $3,209m in the half and comprised 59% of Emerging Markets Total Revenue (H1 2020: 61%). New medicines, primarily driven by Tagrisso in Oncology and Forxiga in New CVRM, delivered particularly encouraging growth. The Total Revenue growth in the half, however, included the aforementioned adverse impact from the reduced sales of Brilinta. Ex-China Total Revenue increased 35% (36% at CER) to $2,250m, reflecting the contribution from sales of the pandemic COVID-19 vaccine. Excluding the sales of the vaccine the performance benefitted from strong growth in Latin America, Brazil and Middle East and Africa.

Business development

Nexium authorised generic in Japan

In June 2021, AstraZeneca entered into an agreement to out-license the authorised generic rights to Nexium in Japan to a local pharmaceutical company. As part of this agreement, Initial Collaboration Revenue of $75m was recorded in the second quarter of 2021.

Sustainability summary

Recent developments and progress against the Company’s sustainability priorities are reported below:

a)    Access to healthcare

During the first half of 2021, the Company and its sublicensee, SII, have in total released for supply over 80 million doses of its pandemic COVID-19 vaccine to more than 125 countries through the COVID-19 Vaccines Global Access (COVAX13) initiative, with its vaccine providing c.90% of COVAX supply as at the end of June 2021. The majority of doses have been made available to low and middle-income countries. At the end of June 2021, more than 700 million doses of the vaccine have been released for supply to over 170 countries by AstraZeneca and its sub-licensing partners.

b)    Environmental protection

In May 2021, the Company was listed as one of Europe’s Climate Leaders 2021 by the Financial Times (FT), which identified European companies that achieved the greatest reduction in their greenhouse gas (GHG) emissions intensity between 2014 and 2019, with emissions intensity defined as tonnes of emissions of CO2-equivalent per €1m of revenue.

A more extensive sustainability update is provided later in this announcement.

Management changes

During the period, AstraZeneca announced changes to the Company’s Board to come into effect as of 1 August 2021; Aradhana Sarin, previously Executive Vice-President and Chief Financial Officer of Alexion, will be appointed to Executive Director and Chief Financial Officer (CFO) of AstraZeneca. In addition, Marc Dunoyer will step down as CFO of AstraZeneca, retiring from the Company’s Board, and becoming Chief Executive Officer of Alexion and Chief Strategy Officer of AstraZeneca. Mr Dunoyer will continue to report to Mr Soriot and remain a member of AstraZeneca’s Senior Executive Team.

In June 2021, Susan Galbraith was appointed Executive Vice-President, Oncology Research & Development, from initial discovery through late-stage development. Before this appointment, Dr Galbraith spent ten years as Senior Vice President, Early Oncology, where she was responsible for overseeing the successful progression of seven programmes into Phase III trials, with four new medicines now approved in countries around the world. During this time, she played a pivotal role in the evolution of AstraZeneca’s Oncology strategy, supporting pioneering research, embracing cutting-edge technologies, and forging successful partnerships to transform productivity and scientific output.

Notes

The following notes refer to pages one to five.

1.	Constant exchange rates. These are financial measures that are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
2.	The pandemic COVID-19 vaccine Total Revenue includes $33m of Collaboration Revenue received from Serum Institute of India Pvt. Ltd. (SII), an equivalent charge has been included within SG&A in relation to consequent obligations under the license agreement with Oxford University Innovation (OUI).
3.	Not meaningful.
4.	Total Revenue ex-pandemic vaccine is a non-GAAP measure, which excludes the revenue impact from sales of the pandemic COVID-19 vaccine during the pandemic period to help facilitate a comparison to guidance.
5.	Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and EU-adopted International Financial Reporting Standards (IFRSs), and IFRS as issued by the International Accounting Standards Board (IASB).
6.	Earnings per share.
7.	Core financial measures. These are non-GAAP financial measures because, unlike Reported performance, they cannot be derived directly from the information in the Group’s Financial Statements. See the operating and financial review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.
8.	Tagrisso, Imfinzi, Lynparza, Calquence, Enhertu, Koselugo, Farxiga, Brilinta, Lokelma, roxadustat, Fasenra, Bevespi and Breztri. The new medicines are pillars in the three disease areas (formally referred to as Therapy Areas) of Oncology, Cardiovascular (CV), Renal & Metabolism (CVRM), and R&I and are important platforms for future growth.
9.	New CVRM comprises Brilinta, Renal and Diabetes medicines.
10.	The calculation of core EPS for guidance is based on 1,418 million weighted average number of shares outstanding during 2021. The number of shares in issue as of the close of the Alexion acquisition was 1,549 million.
11.	Gross Profit is defined as Total Revenue minus Cost of Sales. The calculation of Reported and Core Gross Profit Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.
12.	Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Reported and Core Other Operating Income and Expense in the Company’s financial statements.
13.	COVID-19 Vaccines Global Access (COVAX) is a coalition co-led by CEPI, the Coalition for Epidemic Preparedness Innovations, Gavi, the Vaccine Alliance (Gavi), and the WHO. It is the only global initiative bringing governments and manufacturers together to ensure that safe and effective COVID-19 vaccines are available worldwide to both higher-income and lower-income countries.

Table 6: Pipeline highlights

The following table highlights significant developments in the late-stage pipeline since the prior results announcement:

Regulatory approval or other regulatory action

-

Tagrisso - adjuvant NSCLC[13] (EGFRm14): approval (EU)

-

Imfinzi - ES-SCLC[15]: approval (CN)

-

Lynparza - prostate cancer (2nd line) (BRCAm16): approval (CN)

-

Koselugo - NF1[17]: approval (EU)

-

Orpathys - lung cancer (2nd line) (MET exon 1418): approval (CN)

-

Farxiga – CKD[19]: approval (US)

-

COVID-19 vaccine - COVID-19: approval (JP)

Regulatory submission acceptance and/or submission	- Symbicort - mild asthma: regulatory submission voluntarily withdrawn (EU) - Fasenra - nasal polyps[20]: regulatory submission (US) - tezepelumab - asthma: regulatory submission (US, EU, JP)
Major Phase III data readout or other significant development

-

Imfinzi + tremelimumab - NSCLC (1st line) (POSEIDON): Phase III OS21 primary endpoint met

-

Forxiga - CKD: positive regulatory opinion (EU)

-

roxadustat - CKD: negative outcome from US FDA advisory committee

-

nirsevimab – RSV[22]: Phase II/III primary safety objective met

-

AZD7442 - SARS-CoV-2 (STORM CHASER): Phase III primary endpoint not met

13	Non-small cell lung cancer.
14	Epidermal growth factor receptor mutation.
15	Extensive-stage small cell lung cancer.
16	Breast cancer susceptibility gene 1/2 mutation.
17	Neurofibromatosis type 1, a genetic condition causing tumours to grow along nerves in the skin, brain, and other parts of the body.
18	MET exon 14 skipping occurs with a c.5% frequency in patients with NSCLC and is seen in both squamous and adenocarcinoma histology.
19	Chronic kidney disease.
20	Benign soft growths inside the nose.
21	Overall survival.
22	Respiratory syncytial virus.

Table 7: Pipeline anticipated major news flow

Timing	News flow
H2 2021

-

Imfinzi – unresectable[23], Stage III NSCLC (PACIFIC-2): data readout

-

Imfinzi + tremelimumab - NSCLC (1st line) (POSEIDON): regulatory submission

-

Imfinzi +/- treme - liver cancer (1st line): data readout

-

Lynparza - adjuvant breast cancer: regulatory submission

-

Lynparza - prostate cancer (1st line, castration-resistant): data readout, regulatory submission

-

Enhertu - breast cancer (2nd line, HER2+24): data readout[25], regulatory submission

-

Calquence – CLL[26] (R/R27) (ELEVATE-RR): regulatory submission

-

Forxiga - CKD: regulatory decision (EU, JP)

-

roxadustat - anaemia in CKD: regulatory decision (US)

-

PT027 - asthma: data readout

-

anifrolumab - lupus (SLE28): regulatory decision (US, EU, JP)

-

COVID-19 vaccine - COVID-19: regulatory submission (US)

-

AZD7442 - SARS-CoV-2: data readout, regulatory submission

H1 2022

-

Imfinzi - unresectable, Stage III NSCLC (PACIFIC-2): regulatory submission

-

Imfinzi - NSCLC (1st line) (PEARL): data readout

-

Imfinzi - cervical cancer: data readout

-

Imfinzi +/- treme - liver cancer (1st line): regulatory submission

-

Enhertu - breast cancer (HER2 low): data readout, regulatory submission

-

Calquence - CLL: regulatory submission (CN)

-

Koselugo - NF1: regulatory submission (JP, CN)

-

Forxiga - CKD: regulatory decision (CN)

-

Farxiga – HF29 (HfpEF30): data readout, regulatory submission

-

Brilique - stroke (THALES): regulatory decision (EU, CN)

-

roxadustat – MDS[31]:: data readout

-

Fasenra - nasal polyps: regulatory decision (US)

-

tezepelumab - asthma: regulatory decision (US, EU, JP)

-

PT027 - asthma: regulatory submission (US)

-

nirsevimab - RSV: regulatory submission

23	The tumour cannot be removed completely through surgery.
24	Human epidermal growth factor receptor 2 positive.
25	Based on a planned interim analysis as communicated by Daiichi Sankyo in Q2 of their fiscal year 2021.
26	Chronic lymphocytic leukaemia, the most common type of leukaemia in adults.
27	Relapsed/refractory.
28	Systemic lupus erythematosus, a chronic autoimmune disease that causes inflammation in connective tissues throughout the body.
29	Heart failure.
30	HF with preserved ejection fraction.
31	Myelodysplastic syndrome.

Timing	News flow
H2 2022

-

Imfinzi - NSCLC (1st line) (PEARL): regulatory submission

-

Imfinzi - LS-SCLC[32]: data readout

-

Imfinzi - biliary tract cancer: data readout, regulatory submission

-

Imfinzi - cervical cancer: regulatory submission

-

Imfinzi - liver cancer (locoregional) (EMERALD-1): data readout

-

Enhertu - breast cancer (3rd line, HER2+) (Phase III): data readout, regulatory submission

-

roxadustat – MDS[33]:: regulatory submission

-

Fasenra - hyper-eosinophilic syndrome[34]: data readout

-

Fasenra - eosinophilic oesophagitis[35]: data readout, regulatory submission

Conference call

A conference call and webcast for investors and analysts will begin at 11:45 BST. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its year-to-date and third-quarter results on Friday 12 November 2021.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

32	Limited-stage small cell lung cancer.
33	Myelodysplastic syndrome.
34	A group of rare blood disorders.
35	White blood cells gather in the lining of the oesophagus.

List of tables

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the six-month period to 30 June 2021 (the half or H1 2021) and the three-month period to 30 June 2021 (the second quarter or Q2 2021) compared to the six-month period to 30 June 2020 (H1 2020) and the three-month period to 30 June 2020 (Q2 2020) respectively, unless stated otherwise.

Forward-looking statements in this announcement do not reflect the impact of the performance of AstraZeneca’s pandemic COVID-19 vaccine.

Core financial measures, EBITDA, Net Debt, Initial Collaboration Revenue and Ongoing Collaboration Revenue are non-GAAP financial measures because they cannot be derived directly from the Group’s Interim Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, will provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP. Core financial measures are adjusted to exclude certain significant items, such as:

-	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
-	Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets
-

Other specified items, principally comprising the Diabetes alliance[36], acquisition-related costs, which include fair-value adjustments and the imputed finance charge relating to contingent consideration on business combinations and legal settlements

Details on the nature of Core financial measures are provided on page 84 of the Annual Report and Form 20-F Information 2020. Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Total Revenue ex-pandemic vaccine is a non-GAAP financial measure introduced in the first quarter of 2021 to enable management to explain the financial impact of the COVID-19 vaccine on the Group’s Total revenue.

EBITDA is defined as Reported Profit Before Tax after adding back Net Finance Expense, results from Joint Ventures and Associates and charges for Depreciation, Amortisation and Impairment. Reference should be made to the Reconciliation of Reported Profit Before Tax to EBITDA included in the financial performance section in this announcement.

Net Debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and net derivative financial instruments. Reference should be made to Note 3 ‘Net Debt’ included in the Notes to the Interim Financial Statements in this announcement.

Ongoing Collaboration Revenue is defined as Collaboration Revenue excluding Initial Collaboration Revenue (which is defined as Collaboration Revenue that is recognised at the date of completion of an agreement or transaction, in respect of upfront consideration). Ongoing Collaboration Revenue comprises, among other items, royalties, milestone revenue and profit-sharing income. Reference should be made to the Collaboration Revenue table in this operating and financial review.

36	A prior diabetes alliance between AstraZeneca and Bristol-Myers Squibb Company (BMS). The Company acquired the entirety of BMS’s interests in the alliance in 2014.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the Notes thereto and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Total Revenue

The performance of the Company’s medicines is shown below, with more details available from Note 7.

Table 8: Total Revenue by disease area

Medicines for use in speciality care, typically in the hospital setting, comprise all Oncology medicines, Brilinta Lokelma, and roxadustat in CVRM, and Fasenra in Respiratory. At 51% of Total Revenue (H1 2020: 53%), speciality-care medicines increased by 18% in the half (14% at CER) to $7,854m.

				H1 2021				Q2 2021
		% of	Actual %	CER %		% of	Actual %	CER %
	$m	total	change	change	$m	total	change	change
Oncology	6,360	41	19	15	3,337	41	19	14
BioPharmaceuticals	5,701	37	15	11	2,849	35	25	19
- New CVRM	2,731	18	21	16	1,425	17	22	16
- R&I	2,970	19	11	6	1,424	17	27	21
Other medicines	2,310	15	(2)	(6)	1,140	14	(4)	(8)
COVID-19	1,169	8	n/m	n/m	894	11	n/m	n/m
Total Revenue	15,540	100	23	18	8,220	100	31	25
- Less pandemic COVID-19 vaccine	1,169	8	n/m	n/m	894	11	n/m	n/m
Total Revenue ex-pandemic vaccine	14,371	92	14	9	7,326	89	17	12

Table 9: Disease area and medicine performance

				H1 2021				Q2 2021
		% of	Actual %	CER %		% of	Actual %	CER %
	$m	total	change	change	$m	total	change	change
Oncology	6,267	40	23	18	3,286	40	26	21
- Tagrisso	2,454	16	22	17	1,306	16	26	21
- Imfinzi	1,160	7	22	18	604	7	23	19
- Lynparza	1,131	7	39	34	588	7	40	35
- Calquence	490	3	n/m	n/m	280	3	n/m	n/m
- Koselugo	48	-	n/m	n/m	26	-	n/m	n/m
- Enhertu	4	-	n/m	n/m	3	-	n/m	n/m
- Zoladex[37]	466	3	5	(1)	244	3	12	5
- Faslodex[38]	227	1	(27)	(31)	105	1	(28)	(31)
- Iressa[38]	107	1	(27)	(31)	47	1	(34)	(38)
- Arimidex[38]	73	-	(32)	(35)	29	-	(50)	(53)
- Casodex[38]	82	1	(7)	(13)	41	-	(14)	(19)
- Others	25	-	(1)	(4)	13	-	12	6
BioPharmaceuticals: CVRM	3,935	25	14	9	2,023	25	15	9
- Farxiga	1,356	9	60	53	732	9	65	56
- Brilinta	749	5	(11)	(15)	375	5	(14)	(18)
- Onglyza	200	1	(22)	(25)	99	1	(14)	(18)
- Bydureon	198	1	(9)	(10)	95	1	(18)	(20)
- Byetta	32	-	(9)	(12)	16	-	6	-
- Other diabetes	29	-	23	17	15	-	49	40
- Roxadustat	90	1	n/m	n/m	51	1	n/m	n/m
- Lokelma	72	-	n/m	n/m	39	-	n/m	n/m
- Crestor[38]	539	3	(7)	(11)	265	3	(6)	(11)
- Seloken/Toprol-XL38	515	3	30	24	266	3	22	14
- Atacand[38]	57	-	(55)	(55)	23	-	(62)	(61)
- Others	98	1	(7)	(13)	47	1	(1)	(9)
BioPharmaceuticals: R&I	2,961	19	11	6	1,420	17	27	21
- Symbicort	1,371	9	(5)	(9)	680	8	4	(1)
- Pulmicort	497	3	4	(2)	167	2	72	59
- Fasenra	580	4	36	32	320	4	41	36
- Daliresp	114	1	8	7	54	1	3	3
- Breztri	82	1	n/m	n/m	56	1	n/m	n/m
- Bevespi	26	-	20	18	13	-	34	33
- Others	291	2	58	47	130	2	85	70
Other medicines	1,003	6	(10)	(14)	454	6	(19)	(23)
- Nexium[42]	739	5	4	-	336	4	(11)	(14)
- Losec/Prilosec[38]	100	1	1	(5)	46	1	2	(6)
- Seroquel XR/IR38	50	-	(21)	(21)	21	-	(23)	(19)
- Synagis[38]	49	-	(72)	(72)	24	-	(73)	(73)
- FluMist[38]	3	-	n/m	n/m	1	-	n/m	n/m
- Others	62	-	(9)	(13)	26	-	10	1
COVID-19	1,136	7	n/m	n/m	862	10	n/m	n/m
Pandemic COVID-19 vaccine	1,136	7	n/m	n/m	862	10	n/m	n/m
Product Sales	15,302	98	24	19	8,045	98	33	27
Collaboration Revenue	238	2	(12)	(12)	175	2	(23)	(23)
Total Revenue	15,540	100	23	18	8,220	100	31	25
Total Revenue ex-pandemic vaccine	14,371	92	14	9	7,326	89	17	12

37	Legacy medicine.

Table 10: Collaboration Revenue

				H1 2021				Q2 2021
		% of	Actual %	CER %		% of	Actual %	CER %
	$m	total	change	change	$m	total	change	change
Enhertu: share of gross profits	83	35	n/m	n/m	45	26	n/m	n/m
Roxadustat: share of gross profits	3	1	(75)	(78)	1	1	(92)	(93)
Other Collaboration Revenue	152	64	(32)	(32)	129	74	(34)	(34)
Total	238	100	(12)	(12)	175	100	(23)	(23)

Other Collaboration Revenue included contributions from Zoladex, Farxiga, Eklira, Nexium OTC38 and other royalties. In addition, Other Collaboration Revenue also included $33m received from SII for the pandemic COVID-19 vaccine; an equivalent charge has been included within SG&A in relation to consequent obligations under the license agreement with OUI. Initial Collaboration Revenue of $75m was recorded in the half following the agreement to out-license the authorised generic rights to Nexium in Japan.

Total Revenue summary

Oncology

Total Revenue of $6,360m in the half; an increase of 19% (15% at CER). Oncology represented 41% of overall Total Revenue (H1 2020: 42%).

Tagrisso

Tagrisso has received regulatory approval in 56 countries, including the US, China, and in the EU, for use as an adjuvant treatment of EGFRm NSCLC patients, with 11 reimbursements granted so far. This expands upon the patient benefit from use in the 1st-line treatment of patients with EGFRm NSCLC with regulatory approval in 91 countries, including the US, China, in the EU and Japan. To date, 46 reimbursements have been granted in this setting, with further decisions anticipated. These developments followed Tagrisso’s regulatory approval in 91 countries, including the US, China, in the EU and Japan, to treat patients with EGFR T790M39 NSCLC, an indication in which 67 reimbursements have been granted.

38	Over the counter.
39	Substitution of threonine (T) with methionine (M) at position 790 of exon 20 mutation.

Total Revenue, entirely comprising Product Sales, amounted to $2,454m in the half and represented growth of 22% (17% at CER). Sales in the US increased by 18% to $853m following the US Food and Drug Administration (FDA) approval in 2020 for the adjuvant treatment of Stage IB to IIIA EGFRm NSCLC patients, despite the decrease in lung cancer diagnoses observed due to the impact of the COVID-19 pandemic.

Tagrisso sales in Emerging Markets increased by 17% in the half (10% at CER) to $697m; the performance was adversely impacted by the admission of the medicine to the China NRDL in March 2021 for the 1st-line setting and the renewal in the 2nd-line setting. In Q2 2021, sales in China, however, were more than offset by volume following increased patient access. Sales in Japan increased by 9% (7% at CER) to $372m. In Europe, sales of $468m in the half represented an increase of 44% (30% at CER), driven by greater adoption in the 1st-line setting, as more reimbursements were granted.

Imfinzi

Imfinzi has received regulatory approval in 73 countries, including the US, China, in the EU and Japan, with 34 reimbursements granted, to treat patients with unresectable Stage III NSCLC, whose disease has not progressed following platinum-based chemoradiation therapy (CRT). Imfinzi has also been approved to treat ES-SCLC patients in 57 countries, with nine reimbursements granted.

Total Revenue, entirely comprising Product Sales, amounted to $1,160m in the half and represented growth of 22% (18% at CER); the performance reflected the increased use of Imfinzi to treat patients with ES-SCLC. US sales increased by 4% to $597m, despite the COVID-19 related decrease in lung cancer diagnoses. In Japan, growth of 40% (36% at CER) represented sales of $173m. Europe increased by 36% (23% at CER) to $227m, reflecting a growing number of reimbursements. Sales in Emerging Markets increased to $133m, representing a growth of 109% (99% at CER) following recent regulatory approvals and launches, including in China.

Lynparza

Lynparza has received regulatory approval in 84 countries for the treatment of ovarian cancer; it has also been approved in 82 countries for the treatment of metastatic breast cancer, and in 63 countries for the treatment of pancreatic cancer. Lynparza has received regulatory approval in 60 countries for the 2nd-line treatment of certain prostate-cancer patients.

Total Revenue, entirely comprising Product Sales in the half, amounted to $1,131m, reflecting growth of 19% (15% at CER). The strong performance was geographically spread, with further launches across multiple cancer types continuing globally. US Product Sales increased by 29% to $523m, as the launches in prostate cancer and 1st-line HRD+40 ovarian cancer continued to take effect. Lynparza remained the leading medicine in the poly ADP ribose polymerase (PARP) inhibitor class, as measured by total prescription volumes. Product Sales in Europe increased by 52% (38% at CER) to $301m, reflecting additional reimbursements and increasing BRCAm-testing rates, as well as successful recent 1st-line BRCAm ovarian and homologous recombination repair gene mutation (HRRm) prostate cancer launches.

Sales in Japan amounted to $94m, representing growth of 23% (20% at CER). Emerging Markets Product Sales were $186m, up by 54% (50% at CER). In China, Lynparza was admitted to the NRDL as a 1st-line treatment for BRCAm ovarian cancer patients with effect from March 2021.

Enhertu

Total Revenue, predominately comprising Collaboration Revenue, increased by 148% (147% at CER) in the half to $89m (H1 2020: $36m). Global in-market sales, excluding Japan, amounted to $183m in the half. In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo Company Limited (Daiichi Sankyo). US in-market sales, recorded by Daiichi Sankyo, amounted to $161m in the half and $88m in the quarter.

40	Homologous recombination.

Calquence

The US FDA approved Calquence for the treatment of CLL in November 2019. In total, Calquence has received regulatory approvals for this indication in 66 countries and 32 countries for the treatment of patients with R/R mantle cell lymphoma with reimbursement obtained in 15 and 10 countries, respectively.

Total Revenue, entirely comprising Product Sales, amounted to $490m in the half and represented growth of 152% (150% at CER). US sales increased by 131% in the half to $445m, representing the majority of sales, with the performance benefitting from increased front-line use. In Europe, sales increased to $32m (H1 2020: $nil) reflecting the early launch status of the medicine.

Koselugo

Total Revenue, predominately comprising Product Sales in the US, amounted to $48m (H1 2020: $7m) in the half, following its launch in the second quarter of 2020 to treat the rare disease NF1 in paediatric patients aged two years and older who have symptomatic, inoperable plexiform neurofibromas (PN).

Zoladex

Total Revenue, predominantly comprising Product Sales, amounted to $475m in the half and represented a decrease of 2% (8% at CER).

Emerging Markets sales of Zoladex increased by 3% (declined 3% at CER) to $296m. Sales in Europe increased by 9% (declined by 1% at CER) to $74m while, in the Established Rest of World (RoW) region, sales increased by 9% (3% at CER) to $88m.

Faslodex

Total Revenue, entirely comprising Product Sales, amounted to $227m in the half and represented a decline of 27% (31% at CER) due to increasing competition from several generic versions of the medicine.

Emerging Markets decreased by 20% (22% at CER) to $80m, while US sales declined by 52% to $16m; in Europe, sales fell by 39% (45% at CER) to $71m. In Japan, sales were stable (declined 2% at CER) at $58m, reflecting a mandated price reduction in 2020.

Iressa

Total Revenue, entirely comprising Product Sales, amounted to $107m in the half and represented a decline of 27% (31% at CER). Emerging Markets fell by 26% (31% at CER) to $89m, driven by the impact of Iressa’s continued inclusion in China’s VBP programme, resulting in significantly lower market access and a mandatory price reduction for the medicine.

BioPharmaceuticals: CVRM

Total Revenue increased by 13% in the half (9% at CER) to $3,942m and represented 25% of Total Revenue (H1 2020: 28%).

New CVRM Total Revenue, which excludes Crestor and other legacy medicine sales, increased by 21% in the half (16% at CER) to $2,731m, reflecting the strong performance of Farxiga in the period. New CVRM represented 69% of overall CVRM Total Revenue in the half (H1 2020: 65%).

Farxiga

Total Revenue, predominantly comprising Product Sales, amounted to $1,359m in the half and represented growth of 60% (53% at CER). The performance of Farxiga benefitted from growth in the sodium-glucose co-transporter-2 (SGLT2) inhibitor class in many regions, with the medicine growing volume share faster than the overall market in most countries.

Emerging Market sales increased by 82% (77% at CER) to $557m in the half, reflecting the addition of Forxiga to the Chinese NRDL in 2020. The initial price impact has been more than offset by increased access for patients.

In the US, sales increased by 27% in the half to $302m, reflecting the benefit of the regulatory approval in May 2020 for heart failure with reduced ejection fraction (HFrEF). In addition, Farxiga was also approved in May 2021 for the treatment of CKD. These approvals include patients with and without type-2 diabetes (T2D).

Sales in Europe increased by 67% (51% at CER) to $372m in the half. The performance reflected SGLT2 inhibitor class growth, the beneficial addition of CV outcomes trial data to the label, and the HFrEF regulatory approval in November 2020. In Japan, sales to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales, increased by 75% (71% at CER) to $71m.

Brilinta

Total Revenue, entirely comprising Product Sales, amounted to $749m in the half, representing a decrease of 11% (15% at CER). Emerging Markets sales declined by 38% (40% at CER) to $180m, reflecting the implementation of China’s VBP programme, resulting in a significantly lower market access for the medicine, and a mandatory 30% price cut. In the US, sales increased by 2% to $360m partly reflecting the recent launch of Brilinta as a treatment to reduce the risk of stroke in patients following an acute ischaemic stroke or high-risk transient ischaemic attack. Sales of Brilique in Europe increased by 3% (declined by 7% at CER) to $178m. The overall performance in the half continued to be adversely impacted by fewer elective procedures due to the continuing effects of COVID-19.

Onglyza

Total Revenue, entirely comprising Product Sales, amounted to $200m in the half and represented a decline of 22% (25% at CER). Sales in Emerging Markets increased by 9% (4% at CER) to $108m, partly reflecting the growth of the dipeptidyl peptidase-4 inhibitor class in China. US sales of Onglyza fell by 58% in the half to $44m, while Europe sales increased by 6% (declined by 4% at CER) to $31m, highlighting the shift away from the class.

Bydureon

Total Revenue, entirely comprising Product Sales, amounted to $198m in the half, representing a decline of 9% (10% at CER). US sales decreased by 12% in the half to $162m following the withdrawal of the dual-chamber pen and lower demand for the Bydureon BCise auto-injector device. Sales in Europe, however, increased by 20% (7% at CER) to $29m; the performance reflected the growth of the glucagon-like peptide-1receptor class.

Lokelma

Total Revenue, entirely comprising Product Sales, amounted to $72m in the half, representing an increase of 162% (158% at CER). Sales in the US increased by 127% to $49m, reflecting the growth in the potassium binder class; Lokelma continued to have a leading market share of prescriptions in new patients.

Sales in Japan increased to $15m in the half (H1 2020: $3m) despite Ryotanki, a regulation that restricts prescriptions to two weeks’ supply in the first year of launch; the restriction, however, lifted in June 2021 and no longer applies. During the period, expansion in Europe continued with several reimbursement decisions secured, including the Netherlands and Belgium; sales amounted to $5m (H1 2020: $2m).

Roxadustat

Total Revenue in China, predominantly comprising Product Sales, amounted to $92m in the half. From January 2021, AstraZeneca started recognising the overwhelming majority of China revenue as Product Sales following an amendment in July 2020 to the existing licence agreement with FibroGen, Inc. (FibroGen).

Crestor

Total Revenue, primarily comprising Product Sales, amounted to $540m in the half and represented a decline of 7% (11% at CER).

In Emerging Markets, sales increased by 1% (declined by 4% at CER) to $372m; the performance continued to be adversely impacted by the ongoing effects of China’s VBP programme. US sales declined by 10% to $41m, whereas in Europe, sales decreased by 50% (54% at CER) in the half to $32m following the February 2021 divestment of European rights in more than 30 countries to Grünenthal GmbH (Grünenthal). In Japan, where AstraZeneca collaborates with Shionogi Co., Ltd, sales declined by 8% (10% at CER) to $74m.

BioPharmaceuticals: Respiratory & Immunology

Total Revenue, which included Ongoing Collaboration Revenue of $9m from Duaklir, Eklira and other medicines, increased by 11% in the half (6% at CER) to $2,970m and represented 19% of Total Revenue (H1 2020: 21%). Due to the adverse impact of COVID-19 on Pulmicort sales in the first half of 2020, the year-on-year comparison was favourably impacted.

Symbicort

Total Revenue, entirely comprising Product Sales, amounted to $1,371m in the half and represented a decrease of 5% (9% at CER). Symbicort remains the global market-volume and value leader within the inhaled corticosteroid (ICS) / long-acting beta-agonist (LABA) class. Growth in the global ICS/LABA class, however, has been limited, particularly in the US, due to the continued impact of COVID-19 on the lower prevalence and diagnosis rates of respiratory diseases, lower levels of respiratory symptoms, and reduced use of medicines.

In the US, sales decreased by 5% in the half to $530m. The performance reflected inventory movements in Q1 2020 following the launch of an authorised generic version of Symbicort by the Company’s collaborator Prasco LLC and the continuing adverse impact of COVID-19. The underlying performance benefitted from early signs of a recovery in the ICS/LABA market and a stable market share, offset by incentives provided to payers.

Emerging Markets sales increased by 5% (2% at CER) to $306m, following several additional approvals of Symbicort as a medicine to treat patients with asthma on an as-needed basis and despite COVID-19 related pressures on class growth. In Europe, sales decreased by 3% (12% at CER) in the half to $344m reflecting the ongoing impact of COVID-19; the performance, however, was partly offset by early signs of a recovery in the growth of the ICS/LABA class. Sales in Japan declined by 36% (37% at CER) to $66m in the half due to the ongoing adverse impact of generic competition and a contracting ICS/LABA market.

Pulmicort

Total Revenue, entirely comprising Product Sales, amounted to $497m in the half and represented an increase of 4% (decline of 2% at CER).

Emerging Markets, where Pulmicort sales increased by 9% (2% at CER) in the half to $405m, represented 81% of the global total. In China, paediatric patient numbers were higher in the period relative to 2020 but remained significantly lower than pre-pandemic levels. Pulmicort was included in the latest round of VBP in June 2021, resulting in significantly lower market access and a mandatory 30% price reduction for the medicine.

Sales in the US decreased by 2% in the half to $35m due to adjustments on incentives provided to payers. Europe sales decreased by 15% (25% at CER) to $34m. In Japan, sales decreased by 32% (34% at CER) in the half to $11m following increasing generic competition.

Fasenra

Total Revenue, entirely comprising Product Sales, increased by 36% (32% at CER) in the half to $580m. The performance reflected a partial recovery in new patient starts and patients switching from other biologic medicines, particularly in the US. Fasenra remained the leading novel biologic in most European countries and continued to have a leading market share of prescriptions in new patients with severe, uncontrolled asthma in Japan.

Sales in the US grew by 31% in the half to $357m, partly reflecting a partial recovery of the severe asthma biologic market. In Europe, sales increased by 54% (39% at CER) in the half to $136m; the performance primarily benefitted from growth in new patient starts. In addition, both the US and the EU benefitted from growth in the adoption of biological medicines to treat patients with asthma. Sales in Japan increased by 17% (14% at CER) to $54m, and in Emerging Markets, sales increased 25% (27% at CER) to $8m.

Daliresp

Total Revenue, entirely comprising Product Sales, amounted to $114m in the half and represented an increase of 8% (7% at CER). US sales increased by 15% to $103m primarily due to favourable adjustments on incentives provided to payers.

Breztri

Breztri has received regulatory approval in 34 countries, including the US, in the EU, China, and Japan, to treat patients with COPD; further regulatory reviews are ongoing. In addition, Breztri has also achieved reimbursement in 11 countries.

Total Revenue, entirely comprising Product Sales, amounted to $82m in the half (H1 2020: $11m). Sales in the US amounted to $43m (H1 2020: $nil), following encouraging market share growth in the fixed-dose triple market. Emerging Markets sales amounted to $27m in the half (H1 2020: $9m), with the performance benefitting from inclusion of the medicine into China’s NRDL in March 2021; the number of patients with access to Breztri in China has significantly increased. Following the removal of the Ryotanki restrictions in October 2020, sales in Japan amounted to $11m (H1 2020: $2m). In Europe, under the name Trixeo, sales amounted to $1m in the half (H1 2020: $nil).

Other medicines (outside the main disease areas)

Total Revenue, primarily comprising Product Sales, amounted to $1,099m in the half, a decrease of 5% (8% at CER). Other medicines Total Revenue represented 7% of overall Total Revenue (H1 2020: 9%).

Nexium

Total Revenue, predominantly comprising Product Sales, increased by 13% (9% at CER) in the half to $827m. Sales in Emerging Markets increased by 13% (9% at CER) in the half to $419m, reflecting growth in the number of patients in China receiving colonoscopy procedures in the hospital setting. The performance, however, was partially offset by the impact of the inclusion of Nexium (oral) in China’s VBP programme in February 2021, resulting in significantly lower market access and a mandatory price reduction of 10% for the medicine.

In Japan, where AstraZeneca collaborates with Daiichi Sankyo, Total Revenue increased by 29% (26% at CER) in the half to $263m. In March 2021, AstraZeneca and Daiichi Sankyo announced the conclusion of the joint sales promotion effective from 14 September 2021. AstraZeneca will market, distribute, and promote Nexium. Total Revenue in the US declined by 13% to $78m, and in Europe, it decreased by 7% (16% at CER) to $36m.

Synagis

Total Revenue, entirely comprising Product Sales, decreased by 72% in the half to $49m. Sales in Europe, wholly consisting of sales to AbbVie Inc. (AbbVie) made under the former supply agreement for markets outside the US, decreased by 71% in the half to $44m. The performance reflected the phasing of orders from AbbVie and preparations for the expiry on 30 June 2021 of the ex-US commercial rights agreement, with rights reverting to AstraZeneca, also impacted the performance. In addition, the performance was also affected by low RSV infections circulating globally in the early part of the year due to social distancing rules resulting from COVID-19.

COVID-19

Pandemic COVID-19 vaccine

Total Revenue, predominantly comprised of Product Sales, amounted to $1,169m in the half, reflecting the delivery of c.319 million41 doses worldwide. Sales in Europe were $572m, Emerging Markets sales were $455m, and in Established RoW sales amounted to $109m.

41	During the first half, the EU received c.97 million doses, the UK c.52 million doses, Brazil c.65 million doses and Gavi and other countries received approximately c.49 and c.57 million doses, respectively. Including the contribution from AstraZeneca’s sub-licensing partners, more than 700 million doses of the vaccine have been released for supply to over 170 countries.

Regional Total Revenue

A geographical split of Product Sales is shown in Note 7, with Table 54: Collaboration Revenue showing geographical revenue recognised during H1 2021 and H1 2020.

Table 11: Regional Total Revenue

				H1 2021			Q2 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Emerging Markets	5,459	35	26	21	2,868	39	32
- China	3,209	21	21	11	1,531	23	12
- Ex-China	2,250	14	35	36	1,337	65	63
US	4,834	31	16	16	2,524	21	21
Europe	3,261	21	33	21	1,715	38	24
Established RoW	1,986	13	19	13	1,113	25	20
- Japan	1,414	9	15	12	794	17	16
- Canada	331	2	11	1	175	23	7
- Other Established RoW	241	2	66	40	144	n/m	79
Total	15,540	100	23	18	8,220	31	25

Table 12: Emerging Markets Total Revenue disease-area performance

				H1 2021			Q2 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Oncology	1,626	30	11	6	864	15	8
BioPharmaceuticals	1,842	34	24	19	827	36	28
- New CVRM	957	18	33	28	484	25	18
- R&I	885	16	16	10	343	55	45
Other medicines	1,503	28	8	3	732	5	(1)
COVID-19	488	9	n/m	n/m	445	n/m	n/m
Total	5,459	100	26	21	2,868	39	32

Emerging Markets Total Revenue grew by 26% (21% at CER) to $5,459m and new medicines represented 35% of Emerging Markets Total Revenue in the half (H1 2020: 32%). Medicines for use in speciality care, typically in the hospital setting, increased by 8% (2% at CER) to $1,908m and comprised 35% of Emerging Markets Total Revenue in the half (H1 2020: 41%).

Table 13: Notable new medicine Total Revenue performances in Emerging Markets

				H1 2021			Q2 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Tagrisso	697	13	17	10	390	24	15
Forxiga	557	10	82	77	297	80	70
Lynparza	186	3	54	50	99	54	47
Brilinta	180	3	(38)	(40)	74	(52)	(55)
Imfinzi	133	2	n/m	99	75	n/m	n/m

In Emerging Markets, Brilinta sales declined in the half by 38% (40% at CER) to $180m, reflecting the implementation of China’s VBP programme, significantly lower market access for the medicine, and a mandatory 30% price cut.

China comprised 59% of Emerging Markets Total Revenue (H1 2020: 61%) and increased by 21% (11% at CER) in the half to $3,209m. New medicines, primarily driven by Tagrisso in Oncology and Forxiga in New CVRM, delivered particularly encouraging growth and represented 36% of China Total Revenue (H1 2020: 31%); strong sales of Seloken, Nexium and Symbicort supplemented the performance.

Table 14: Ex-China Emerging Markets Total Revenue

			H1 2021			Q2 2021
		Actual %	CER %		Actual %	CER %
	$m	change	change	$m	change	change
Ex-China Emerging Markets	2,250	35	36	1,337	65	63
- Russia	173	(2)	6	96	5	6
- Brazil	281	75	89	202	n/m	n/m
- Ex-Brazil Latin America	233	13	16	126	28	26
- Ex-China Asia Pacific	654	10	4	329	15	9
- Middle East and Africa	909	71	73	584	n/m	n/m

Ex-China Emerging Markets Total Revenue, primarily comprising Product Sales, increased by 35% in the half (36% at CER) to $2,250m. New medicines represented 32% of ex-China Emerging Markets Total Revenue (H1 2020: 34%), increasing by 27% (29% at CER) to $726m.

Financial performance

Table 15: Reported Profit and Loss - H1 2021

	H1 2021	H1 2020	Actual	CER
	$m	$m	% change	% change
Total Revenue	15,540	12,629	23	18
- Product Sales	15,302	12,359	24	19
- Collaboration Revenue	238	270	(12)	(12)
Cost of Sales	(4,055)	(2,404)	69	57
Gross Profit	11,485	10,225	12	9
Gross Margin	73.5%	80.5%	-7	-6
Distribution Expense	(202)	(191)	6	(2)
% Total Revenue	1.3%	1.5%	-	-
R&D Expense	(3,542)	(2,777)	28	22
% Total Revenue	22.8%	22.0%	-1	-1
SG&A Expense	(6,027)	(5,354)	13	7
% Total Revenue	38.8%	42.4%	+4	+4
Other Operating Income & Expense	1,308	601	n/m	n/m
% Total Revenue	8.4%	4.8%	+4	+4
Operating Profit	3,022	2,504	21	25
Operating Profit Margin	19.4%	19.8%	-	+1
Net Finance Expense	(602)	(588)	3	-
Joint Ventures and Associates	(48)	(20)	n/m	n/m
Profit Before Tax	2,372	1,896	25	31
Taxation	(260)	(408)	(36)	(33)
Tax Rate	11%	22%
Profit After Tax	2,112	1,488	42	49
EPS	$1.61	$1.17	37	45

Table 16: Reported Profit and Loss - Q2 2021

	Q2 2021	Q2 2020	Actual	CER
	$m	$m	% change	% change
Total Revenue	8,220	6,275	31	25
- Product Sales	8,045	6,048	33	27
- Collaboration Revenue	175	227	(23)	(23)
Cost of Sales	(2,191)	(984)	n/m	99
Gross Profit	6,029	5,291	14	11
Gross Margin	72.8%	83.7%	-11	-10
Distribution Expense	(103)	(104)	(1)	(11)
% Total Revenue	1.3%	1.7%	-	-
R&D Expense	(1,829)	(1,389)	32	25
% Total Revenue	22.2%	22.1%	-	-
SG&A Expense	(3,098)	(2,635)	18	11
% Total Revenue	37.7%	42.0%	+4	+5
Other Operating Income & Expense	128	121	5	1
% Total Revenue	1.6%	1.9%	-	-
Operating Profit	1,127	1,284	(12)	(4)
Operating Profit Margin	13.7%	20.5%	-7	-5
Net Finance Expense	(319)	(307)	4	1
Joint Ventures and Associates	(44)	(16)	n/m	n/m
Profit Before Tax	764	961	(20)	(8)
Taxation	(214)	(223)	(4)	5
Tax Rate	28%	23%
Profit After Tax	550	738	(25)	(13)
EPS	$0.42	$0.58	(27)	(15)

Table 17: Reconciliation of Reported Profit Before Tax to EBITDA - H1 2021

	H1 2021	H1 2020	Actual	CER
	$m	$m	% change	% change
Reported Profit Before Tax	2,372	1,896	25	31
Net Finance Expense	602	588	3	-
Joint Venture and Associates	48	20	n/m	n/m
Depreciation, Amortisation and Impairment	1,550	1,551	-	(6)
EBITDA	4,572	4,055	13	14

Table 18: Reconciliation of Reported Profit Before Tax to EBITDA - Q2 2021

	Q2 2021	Q2 2020	Actual	CER
	$m	$m	% change	% change
Reported Profit Before Tax	764	961	(20)	(8)
Net Finance Expense	319	307	4	1
Joint Venture and Associates	44	16	n/m	n/m
Depreciation, Amortisation and Impairment	753	710	6	(1)
EBITDA	1,880	1,994	(6)	(3)

Table 19: Reconciliation of Reported to Core financial measures - H1 2021

			Intangible
			Asset
			Amortisation	Diabetes			Core
	Reported	Restructuring	& Impairments	Alliance	Other	Core [42]	% change
H1 2021	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	11,485	13	33	-	-	11,531	12	9
Gross Profit Margin	73.5%					73.8%	-7	-6
Distribution Expense	(202)	-	-	-	-	(202)	6	(2)
R&D Expense	(3,542)	32	71	-	-	(3,439)	27	21
SG&A Expense	(6,027)	75	768	278	36	(4,870)	12	7
Total Operating Expense	(9,771)	107	839	278	36	(8,511)	17	12
Other Operating Income & Expense	1,308	-	1	-	-	1,309	n/m	n/m
Operating Profit	3,022	120	873	278	36	4,329	19	20
Operating Profit Margin	19.4%					27.9%	-1	-
Net Finance Expense	(602)	-	-	99	94	(409)	11	13
Taxation	(260)	(24)	(188)	(82)	-	(554)	(18)	(17)
EPS	$1.61	$0.07	$0.53	$0.22	$0.10	$2.53	26	27

Table 20: Reconciliation of Reported to Core financial measures - Q2 2021

			Intangible
			Asset
			Amortisation	Diabetes			Core
	Reported	Restructuring	& Impairments	Alliance	Other	Core [43]	% change
Q2 2021	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	6,029	6	16	-	-	6,051	14	10
Gross Profit Margin	72.8%					73.0%	-11	-10
Distribution Expense	(103)	-	-	-	-	(103)	(1)	(11)
R&D Expense	(1,829)	19	8	-	1	(1,801)	31	24
SG&A Expense	(3,098)	45	385	179	18	(2,471)	13	7
Total Operating Expense	(5,030)	64	393	179	19	(4,375)	20	13
Other Operating Income & Expense	128	-	-	-	1	129	2	(2)
Operating Profit	1,127	70	409	179	20	1,805	1	5
Operating Profit Margin	13.7%					22.0%	-7	-5
Net Finance Expense	(319)	-	-	50	47	(222)	11	10
Taxation	(214)	(14)	(87)	(51)	2	(364)	8	12
EPS	$0.42	$0.04	$0.26	$0.13	$0.05	$0.90	(6)	(2)
42	Core financial measures are adjusted to exclude certain items. For more information on the Reported to Core financial adjustments, please refer to the introduction to the operating and financial review.
43	Core financial measures are adjusted to exclude certain items. For more information on the Reported to Core financial adjustments, please refer to the introduction to the operating and financial review.

Profit and Loss summary

a)    Gross Profit

The increases in Reported and Core Gross Profit of 12% (9% at CER), reflected the 24% (19% at CER) growth in Product Sales. The Reported Gross Profit Margin declined by seven (six at CER) percentage points to 73.5%, and the Core Gross Profit Margin also declined by seven (six at CER) percentage points in the half to 73.8%. The decline predominantly reflected the significant impact of equitable supply, at no profit to AstraZeneca, of the pandemic COVID-19 vaccine, together with an increasing impact from profit-sharing arrangements, primarily Lynparza, and the impact of the Chinese NRDL and the VBP patient-access programmes. A higher proportion of Oncology sales and increasing patient access in China partially offset these impacts. These variations in gross margin performance between periods can be expected to continue.

b)    Total Operating Expense

Reported Total Operating Expense increased by 17% (12% at CER) to $9,771m and represented 63% of Total Revenue (H1 2020: 66%). Core Total Operating Expense also increased by 17% (12% at CER) to $8,511m and comprised 55% of Total Revenue (H1 2020: 57%).

The increases in Reported and Core R&D Expense increased in the half by 28% (22% at CER) to $3,542m and by 27% (21% at CER) to $3,439m, respectively. The increases primarily reflected the Company’s continued investment in its COVID-19 vaccine and other potential medicines to prevent and treat COVID-19, including other related costs, such as personal protective equipment and colleague COVID-19 testing across the Company. The increases also reflected the investment in several late-stage Oncology trials, including datopotamab deruxtecan, and the advancement of a number of Phase II clinical development programmes in BioPharmaceuticals, mainly in CVRM. In the half, grant income of $364m has been recognised, of which $241m has been offset against the US Clinical trial costs for AZD1222 and $123m offset against costs for AZD7442.

Reported SG&A Expense increased by 13% (7% at CER) in the half to $6,027m; Core SG&A Expense increased by 12% (7% at CER) to $4,870m. The increases primarily reflected additional select investment in Oncology-medicine launches, the launch of several new BioPharmaceutical medicines, particularly in the US, and AstraZeneca’s further expansion in China.

c)    Other Operating Income and Expense

Reported and Core Other Operating Income and Expense of $1,308m and $1,309m reflected an increase of 117% (116% at CER) and 117% (115% at CER), respectively and included:

-	Income from the divestment of AstraZeneca’s 26.7% share of Viela as part of the acquisition by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing with the profit being recorded as other operating income
-	$309m of income from an agreement with Grünenthal to divest commercial rights to Crestor in over 30 countries in Europe, except in the UK and Spain

d)    Net Finance Expense

Reported Net Finance Expense increased by 3% (stable at CER) in the half to $602m principally reflecting lower interest income on cash and cash equivalents driven by lower interest rates, financing costs related to the Alexion acquisition facilities, partly offset by lower discount unwind costs on acquisition-related liabilities, including the Diabetes Alliance. The 11% (13% at CER) increase in Core Net Finance Expense was principally driven by the aforementioned lower interest rates and acquisition facilities costs.

e)    Taxation

The Reported Tax Rate in the half was 11% (H1 2020: 22%), and the Core Tax Rate was 14% (H1 2020: 21%). These tax rates benefitted from the following one-off favourable impacts:

-	A non-taxable gain on the divestment of the investment in Viela; and
-	A reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities partially offset by a tax charge on recalculation of UK deferred tax balances following substantive enactment of the UK Corporation Tax rate increase

Excluding these net benefits, the Reported and Core Tax Rates would have been c.20%, within the indication provided for 2021.

The net cash tax paid for the half was $869m (H1 2020: $792m), representing 37% of Reported Profit Before Tax (H1 2020: 42%).

During the quarter, legislation passed through its third reading in the House of Commons including the UK Corporation Tax increase from 19% to 25% with effect from 1 April 2023 such that it is considered substantively enacted. This resulted in the aforementioned tax charge to the profit in the income statement arising from the recalculation of deferred tax balances and a further credit through other comprehensive income (OCI) for balances previously recorded in OCI.

f)    EPS

Reported EPS of $1.61 in the half represented an increase of 37% (45% at CER); Core EPS increased by 26% (27% at CER) to $2.53. Reported and Core EPS were adversely impacted by $0.04 due to the pandemic COVID-19 vaccine.

g)    Dividends

The Board has recommended an unchanged first interim dividend of $0.90 (64.8 pence, 7.77 SEK) per Ordinary Share.

Table 21: Cash Flow

	H1 2021	H1 2020	Change
	$m	$m	$m
Reported Operating Profit	3,022	2,504	518
Depreciation, Amortisation and Impairment	1,550	1,551	(1)
Decrease/(increase) in Working Capital and Short-term Provisions	857	(780)	1,637
Gains on Disposal of Intangible Assets	(354)	(411)	57
Gains on Disposal of Investments in Associates and Joint Ventures	(776)	-	(776)
Non-Cash and Other Movements	(281)	(555)	274
Interest Paid	(323)	(338)	15
Taxation Paid	(869)	(792)	(77)
Net Cash Inflow from Operating Activities	2,826	1,179	1,647
Net Cash Inflow before Financing Activities	3,145	1,336	1,809
Net Cash Inflow/(Outflow) from Financing Activities	4,558	(1,236)	5,794

The increase in Net Cash Inflow from Operating Activities of $1,647m was primarily driven by the decrease in working capital, of which $893m related to the movement in pandemic COVID-19 vaccine working capital balances within trade and other payables, trade and other receivables and inventories in the half, with the key movement being a $1,025m increase in vaccine contract liabilities to $2,641m as at 30 June 2021.

The increase in Net Cash Inflow before Financing Activities of $1,809m was a result of the aforementioned improvement in Net Cash Inflow from Operating Activities, as well as cash proceeds received of $776m from the divestment of AstraZeneca’s 26.7% shareholding in Viela.

Capital Expenditure

Capital Expenditure amounted to $508m in the half, compared to $370m in H1 2020. This included investment in the new AstraZeneca R&D centre on the Biomedical Campus in Cambridge, UK, to which a number of colleagues are expected to begin relocation this year.

The Company anticipates an increase in Capital Expenditure, partly driven by an expansion in its capacity for growth across several limited-sized projects.

Table 22: Net Debt summary

	At 30 Jun 2021	At 31 Dec 2020	At 30 Jun 2020
	$m	$m	$m
Cash and cash equivalents	15,567	7,832	5,673
Other investments	62	160	442
Cash and investments	15,629	7,992	6,115
Overdrafts and short-term borrowings	(560)	(658)	(1,799)
Lease liabilities	(690)	(681)	(639)
Current instalments of loans	(2,136)	(1,536)	(2,159)
Non-current instalments of loans	(24,109)	(17,505)	(15,150)
Interest-bearing loans and borrowings (Gross Debt)	(27,495)	(20,380)	(19,747)
Net derivatives	145	278	(18)
Net Debt	(11,721)	(12,110)	(13,650)

Net Debt of $11,721m represented a decrease of $389m in the half.

Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. In May 2021 and June 2021, AstraZeneca issued the following notes to finance the Alexion acquisition:

-	$1,400m of fixed-rate notes with a coupon of 0.300%, maturing in May 2023
-	$1,600m of fixed-rate notes with a coupon of 0.700%, maturing in May 2024
-	$1,250m of fixed-rate notes with a coupon of 1.200%, maturing in May 2026
-	$1,250m of fixed-rate notes with a coupon of 1.750%, maturing in May 2028
-	$750m of fixed-rate notes with a coupon of 2.250%, maturing in May 2031
-	$750m of fixed-rate notes with a coupon of 3.000%, maturing in May 2051
-	€800m of fixed-rate notes with a coupon of 0.375%, maturing in June 2029

During the six months to 30 June 2021, there were no changes to the Company’s credit ratings issued by S&P Global Ratings (long term: BBB+, short term A-2) and Moody’s (long term: A3, short term P-2). In July 2021, following the acquisition of Alexion, S&P Global Ratings upgraded AstraZeneca’s long-term credit rating to A-.

Capital allocation

The Board’s aim is to continue to strike a balance between the interests of the business, financial creditors and the Company’s shareholders. After providing for investment in the business, supporting the progressive dividend policy and maintaining a strong, investment-grade credit rating, the Board will keep under review potential investment in immediately earnings-accretive, value-enhancing opportunities.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the “AstraZeneca Finance Notes”). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC’s Form 6-K furnished to the SEC on May 28, 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 23: Obligor group summarised Statement of Comprehensive income

	H1 2021	FY 2020	H1 2020
	$m	$m	$m
Total revenue	-	-	-
Gross profit	-	-	-
Operating loss	(43)	(45)	(1)
Loss for the period	(336)	(663)	(23)
Transactions with subsidiaries that are not issuers or guarantors	2,582	2,637	38

Table 24: Obligor group summarised Statement of Financial position information

	At 30 Jun 2021	At 31 Dec 2020	At 30 Jun 2020
	$m	$m	$m
Current assets	7	26	1
Non-current assets	4	4	-
Current liabilities	(2,341)	(1,720)	(1,434)
Non-current liabilities	(23,808)	(17,161)	(14,796)
Amounts due from subsidiaries that are not issuers or guarantors	15,039	7,011	8,117
Amounts due to subsidiaries that are not issuers or guarantors	(295)	(290)	(290)

Foreign exchange

The Company’s transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign-exchange contracts against the individual companies’ reporting currency. Foreign-exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company’s external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 25: Currency sensitivities

The Company provides the following currency-sensitivity information:

							Annual Impact of 5%
							Strengthening in
		Average Exchange					Exchange Rate versus
		Rates versus USD					USD ($m)[44]
								Core
							Product	Operating
Currency	Primary Relevance	FY 2020	[45]	H1 2021	[46]	% change	Sales	Profit
CNY	Product Sales	6.90		6.42		7	312	186
EUR	Product Sales	0.88		0.83		5	214	75
JPY	Product Sales	106.74		107.71		(1)	154	102
Other[47]							250	116
GBP	Operating Expense	0.78		0.72		8	35	(81)
SEK	Operating Expense	9.20		8.41		9	5	(59)

Related-party transactions

There have been no significant related-party transactions in the period.

Principal risks and uncertainties

The Principal Risks and uncertainties facing the Group are set out on pages 78 to 81 of the Annual Report and Form 20-F Information 2020, and summarised below. They are not expected to change in respect of the second six months of the financial year and remain appropriate for the Group following the acquisition of Alexion. The impact of COVID-19 on AstraZeneca’s operations is highly uncertain and cannot be predicted with confidence. The extent of any adverse impact on AstraZeneca’s operations will depend on the global duration, extent and severity of the pandemic. To the extent the pandemic adversely affects AstraZeneca operations and/or performance, the Company expects it to have the effect of heightening certain risks, such as those relating to the delivery of the pipeline or launch of new medicines, the execution of AstraZeneca’s commercial strategy, the manufacturing and supply of medicines and reliance on third-party goods and services.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2020 are:

1.	Product pipeline and intellectual property risks: failure or delay in the delivery of AstraZeneca’s pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection or IP challenges by third parties.
2.	Commercialisation risks: pricing, affordability, access and competitive pressures; failures or delays in the quality or execution of the Group’s commercial strategies.
3.	Supply-chain and business-execution risks: failure to maintain supply of compliant, quality medicines; failure in information technology or cybersecurity; failure to attract, develop, engage and retain a diverse, talented and capable workforce.
4.	Legal, regulatory and compliance risks: safety and efficacy of marketed medicines is questioned; adverse outcome of litigation and / or governmental investigations; failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery and anti-corruption, and scientific exchanges.
5.	Economic and financial risks: failure to achieve strategic plans or meet targets or expectations.
44	Based on currency assumptions disclosed in the full-year 2020 results announcement.
45	Based on average daily spot rates in FY 2020.
46	Based on average daily spot rates from 1 January 2021 to 30 June 2021.
47	Other currencies include AUD, BRL, CAD, KRW and RUB.

Sustainability

AstraZeneca’s sustainability approach has three priority areas48, aligned with the Company’s purpose and business strategy:

-	Access to healthcare
-	Environmental protection
-	Ethics and transparency

Recent developments and progress against the Company’s priorities are reported below:

a)   Access to healthcare

In the first half of 2021, the Company and its sublicensee, SII, released for supply over 80 million doses of its pandemic COVID-19 vaccine to more than 125 countries through COVAX. As a result, its vaccine provided approximately 90% of COVAX supply at the end of June 2021. The majority of doses have been made available to low and middle-income countries. At the end of June 2021, AstraZeneca and its sub-licensing partners have released more than 700 million vaccine doses for supply in over 170 countries.

AstraZeneca announced that it had joined the United Nations Global Compact (UNGC) “Sustainable Infrastructure for the Belt and Road Initiative to Accelerate the SDGs” Action Platform. Through the Healthcare Sectoral Track, AstraZeneca and the Action Platform will work together to improve healthcare infrastructure in the ‘Belt and Road’ countries and explore an innovative new international collaboration model focused on shaping public policy and driving the implementation of cancer screening and diagnosis programmes. This is in addition to the Company being a patron sponsor of the Climate Ambition Action Platform.

The Company’s Healthy Heart Africa (HHA) programme expanded during the period into the Republic of Senegal, its second French-speaking country of operation, signing a memorandum of understanding with the country’s Ministry of Health and Social Action. Since the programme launched in 2014, HHA has conducted over 20 million blood pressure screenings, identified over three million elevated readings, activated over 900 sites and trained over 8,500 healthcare workers and volunteers.

During the period, the Company’s Young Health Programme (YHP), in collaboration with Plan International UK and various public sector bodies, hosted renewal events in five countries and launch events in two new countries (Egypt and Colombia), delivering on its commitment to expansion. In addition, its partnership with UNICEF saw the delivery of two new health education modules (air pollution and using data in advocacy) that reached four million young people, bringing the total reach of all modules for 2021 to over 10 million.

b)   Environmental protection

In May 2021, the Company was included in the FT’s inaugural listing of Europe’s Climate Leaders, recognising 300 companies that achieved the greatest reduction in their GHG emissions intensity between 2014 and 2015, defined as tonnes of emissions of CO2-equivalent per €1m of revenue.

In June 2021, as a member of the World Economic Forum (WEF) hosted Alliance of CEO Climate Leaders, Chief Executive Officer Pascal Soriot was one of over 70 CEO signatories to an open letter to the G7 calling for world leaders to accelerate a just transition to a net-zero economy, through credible cross-sector collaboration.

The Company was a founding supporter, during the period, of the 1t.org Corporate Alliance, a cross-industry coalition committed to forest conservation and restoration, with AZ Forest one element of AstraZeneca’s science-based approach to tackling climate change.

48	These priorities were determined through a materiality assessment conducted in 2018 with a broad range of external and internal stakeholders, respectively. Combined, they ensure the maximum possible benefit to patients, the Company, broader society and the planet. AstraZeneca’s sustainability priorities align with the United Nations Sustainable Development Goals (SDG), and, in particular, SDG three for ‘Good Health’.

In June 2021, the Company contributed to the WEF report on Circular Water Cities, where the use and reuse of water and wastewater resources are optimised in and around urban areas, as part of a circular approach to increasing the resilience of societies to deal with the effects of climate change.

During the period, Pascal Soriot was named as a member of NHS England’s Net Zero International Leadership Group, with AstraZeneca joining other major suppliers, climate experts and business leaders, alongside leaders from the BMJ and Health Foundation, with the remit to build support for the NHS net zero targets.

c)   Ethics and transparency

The Company received an improved 2021 ESG Risk Rating of 23.5 from Sustainalytics with the pharmaceutical peer ranking moving from fourth to third place, based on published information and proactive company feedback.

For more details on AstraZeneca’s sustainability ambition, approach and targets, please refer to the latest Sustainability Report 2020 and Sustainability Data Summary 2020. Additional information is available within AstraZeneca’s analyst interactive reporting centre or alternatively at astrazeneca.com/sustainability.

Research and development

A comprehensive breakdown of AstraZeneca’s pipeline of medicines in human trials can be found in the latest clinical-trials appendix, available on astrazeneca.com/investor-relations.html. Highlights of developments in the Company’s late-stage pipeline since the prior results announcement are discussed below:

Table 26: Late-stage pipeline

New molecular entities and major lifecycle events for medicines in Phase III trials or under regulatory review	22

Oncology

-

Tagrisso - NSCLC

-

Imfinzi - multiple cancers

-

Lynparza - multiple cancers

-

Enhertu - multiple cancers

-

Calquence - blood cancers

-

Orpathys (savolitinib) – NSCLC[49]

-

tremelimumab - multiple cancers

-

capivasertib - breast, prostate cancer

-

monalizumab - head & neck cancer

-

camizestrant - breast cancer

-

datopotamab deruxtecan - lung cancer

CVRM

-

Farxiga - multiple indications

-

roxadustat - anaemia

Respiratory & Immunology

-

Fasenra - multiple indications

-

Breztri - asthma

-

tezepelumab - multiple indications

-

PT027 - asthma

-

anifrolumab - lupus (SLE)

-

brazikumab - inflammatory bowel disease

Other

-

nirsevimab - RSV

COVID-19

-

COVID-19 vaccine - COVID-19

-

AZD7442 - SARS-CoV-2

Total projects in clinical development	143
Total projects in total pipeline	160

49	Phase II/IIb trial with potential for registration.

Oncology

AstraZeneca presented new data in June 2021 underscoring its ambition to redefine cancer care at the American Society of Clinical Oncology (ASCO) Annual Meeting. More than 90 abstracts featured 21 approved and potential new medicines across the Company’s industry-leading oncology portfolio, with one plenary presentation, four abstracts featuring as a late-breaking abstract and 12 oral presentations.

a)	Tagrisso

In May 2021, Tagrisso received regulatory approval in the EU for the adjuvant treatment of adult patients with early-stage (IB, II and IIIA) EGFRm NSCLC after complete tumour resection with curative intent. Tagrisso is indicated for EGFRm patients whose tumours have exon 19 deletions or exon 21 (L858R) mutations.

The approval was based on positive results from the ADAURA Phase III trial in which Tagrisso demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the primary analysis population of patients with Stage II and IIIA EGFRm NSCLC. In addition, the trial showed a statistically significant and clinically meaningful improvement in DFS for Tagrisso in the overall trial population, a key secondary endpoint.

Table 27: Key Tagrisso Phase III trials

Trial (population)	Design	Timeline	Status
NeoADAURA (neo-adjuvant EGFRm NSCLC)	Placebo or Tagrisso	FPCD[50]: Q1 2021 First data anticipated: 2022+	Recruitment ongoing
ADAURA (adjuvant EGFRm NSCLC)	Placebo or Tagrisso	FPCD: Q4 2015 LPCD[51]: Q1 2019	Trial unblinded early due to overwhelming efficacy Regulatory approval (US, EU, CN)
LAURA (locally advanced, unresectable EGFRm NSCLC)	Placebo or Tagrisso	FPCD: Q4 2018 First data anticipated: 2022+	Recruitment ongoing
FLAURA2 (1st-line EGFRm NSCLC)	Tagrisso or Tagrisso + platinum-based chemotherapy doublet	FPCD: Q4 2019 First data anticipated: 2022+	Recruitment ongoing

a)   Imfinzi

In July 2021, Imfinzi received regulatory approval in China for the 1st-line treatment of adult patients with ES-SCLC, in combination with standard of care platinum chemotherapy (etoposide plus a choice of either carboplatin or cisplatin). The approval by China’s National Medical Products Administration (NMPA) was based on positive results from the CASPIAN Phase III trial, which showed that Imfinzi plus chemotherapy demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) versus chemotherapy alone.

In May 2021, the Company announced positive high-level results from the final analysis of the POSEIDON Phase III trial, which showed the combination of Imfinzi, tremelimumab, and chemotherapy demonstrated a statistically significant and clinically meaningful OS benefit versus chemotherapy alone. This immunotherapy combination also demonstrated a statistically significant improvement in progression-free survival (PFS) versus chemotherapy alone, as previously reported in October 2019. Patients in this arm were treated with a short course of tremelimumab, an anti-CTLA4 antibody, over a 16-week period in addition to Imfinzi and standard chemotherapy.

The Imfinzi plus chemotherapy arm demonstrated a statistically significant improvement in PFS versus chemotherapy in the previous analysis, but the OS trend observed in this analysis did not achieve statistical significance. Patients in the control arm were treated with up to six cycles of chemotherapy, while those in the experimental arms were treated with up to four cycles.

50	First patient commenced dosing.
51	Last patient commenced dosing.

Each combination demonstrated an acceptable safety profile, and no new safety concerns were identified. The combination with tremelimumab delivered a broadly similar safety profile to the Imfinzi and chemotherapy combination and did not lead to increased discontinuation of treatment.

Table 28: Key Imfinzi Phase III trials in lung cancer

Trial (population)	Design	Timeline	Status
AEGEAN (neo-adjuvant NSCLC)	SoC[52] chemotherapy +/- Imfinzi, followed by surgery, followed by placebo or Imfinzi	FPCD: Q1 2019 First data anticipated: 2022+	Recruitment ongoing
ADJUVANT BR.31[53] (Stage IB-IIIA resected NSCLC)	Placebo or Imfinzi	FPCD: Q1 2015 LPCD: Q1 2020 First data anticipated: 2022+	Recruitment completed
MERMAID-1 (Stage II-III resected NSCLC)	SoC chemotherapy +/- Imfinzi	FPCD: Q3 2020 First data anticipated: 2022+	Recruitment ongoing
MERMAID-2 (Stage II-III NSCLC with minimal residual disease)	Placebo or Imfinzi	FPCD: Q4 2020 First data anticipated: 2022+	Recruitment ongoing; no patient dosed yet
PACIFIC-2 (Stage III unresectable locally advanced NSCLC (concurrent CRT))	Placebo or Imfinzi	FPCD: Q2 2018 LPCD: Q3 2019 First data anticipated: H2 2021	Recruitment completed
ADRIATIC (LS-SCLC)	Concurrent CRT, followed by placebo or Imfinzi or Imfinzi + treme	FPCD: Q4 2018 First data anticipated: H2 2022	Recruitment ongoing
PEARL (Stage IV, 1st-line NSCLC)	SoC chemotherapy or Imfinzi	FPCD: Q1 2017 LPCD: Q1 2019 First data anticipated: H1 2022	Recruitment completed
POSEIDON (Stage IV, 1st-line NSCLC)	SoC chemotherapy or SoC + Imfinzi or SoC + Imfinzi + treme	FPCD: Q2 2017 LPCD: Q4 2018	PFS primary endpoint met; OS primary endpoint met for Imfinzi + tremelimumab
CASPIAN (ES-SCLC)	SoC chemotherapy or SoC + Imfinzi or SoC + Imfinzi + treme	FPCD: Q1 2017 LPCD: Q2 2018	OS primary endpoint met for Imfinzi OS primary endpoint not met for Imfinzi + treme Regulatory approval

52	Standard of Care.
53	Conducted by the Canadian Cancer Trials Group.

Table 29: Key Imfinzi Phase III trials in tumour types other than lung cancer

Trial (population)	Design	Timeline	Status
POTOMAC (non-muscle invasive bladder cancer)	SoC BCG[54] +/- Imfinzi	FPCD: Q4 2018 LPCD: Q3 2020 First data anticipated: 2022+	Recruitment completed
NIAGARA (muscle-invasive bladder cancer)	Neo-adjuvant cisplatin and gemcitabine SoC chemotherapy or SoC + Imfinzi, followed by adjuvant placebo or Imfinzi	FPCD: Q4 2018 LPCD: Q3 2021 First data anticipated: 2022+	Recruitment completed
EMERALD-1 (locoregional HCC55)	TACE[56] followed by placebo or TACE + Imfinzi, followed by Imfinzi + bevacizumab or TACE + Imfinzi followed by Imfinzi	FPCD: Q1 2019 LPCD: Q3 2021 First data anticipated: H2 2022	Recruitment completed
EMERALD-2 (locoregional HCC at high risk of recurrence after surgery or radiofrequency ablation)	Adjuvant Imfinzi or Imfinzi + bevacizumab	FPCD: Q2 2019 First data anticipated: 2022+	Recruitment ongoing
CALLA (locally advanced cervical cancer)	CRT +/- Imfinzi, followed by placebo or Imfinzi	FPCD: Q1 2019 LPCD: Q4 2020 First data anticipated: H1 2022	Recruitment completed
MATTERHORN (resectable gastric and gastroesophageal cancer)	Neoadjuvant Imfinzi + FLOT chemotherapy +/- adjuvant Imfinzi	FPCD: Q4 2020 First data anticipated: 2022+	Recruitment ongoing
KUNLUN (locally advanced, unresectable oesophageal squamous cell carcinoma)	Definitive CRT or CRT +/- Imfinzi	FPCD: Q4 2020 First data anticipated: 2022+	Recruitment ongoing
NILE (Stage IV, 1st-line cisplatin chemotherapy- eligible bladder cancer)	SoC chemotherapy or SoC + Imfinzi or SoC + Imfinzi + treme	FPCD: Q4 2018 LPCD: Q2 2021 First data anticipated: 2022+	Recruitment completed
HIMALAYA (Stage IV, 1st-line unresectable HCC)	Sorafenib or Imfinzi or Imfinzi + treme	FPCD: Q4 2017 LPCD: Q4 2019 First data anticipated: H2 2021	Recruitment completed Orphan Drug Designation[57] (US)
TOPAZ-1 (Stage IV, 1st-line biliary-tract cancer)	Gemcitabine and cisplatin SoC chemotherapy or SoC + Imfinzi	FPCD: Q2 2019 LPCD: Q4 2020 First data anticipated: H2 2022	Recruitment completed

54	Bacillus Calmette-Guerin.
55	Hepatocellular carcinoma.
56	Transarterial chemoembolisation.
57	The US Orphan Drug Act grants special status to a medicine or potential medicine to treat a rare disease or condition upon request of a manufacturer. Designation qualifies the manufacturer of the medicine for various development incentives.

b)   Lynparza

In June 2021, Lynparza was granted conditional approval in China to treat adult patients with germline (inherited) or somatic (spontaneous) BRCAm Stage IV, castration-resistant prostate cancer who have progressed following treatment that included a new hormonal agent (abiraterone, enzalutamide).

The approval by China’s NMPA was based on a subgroup analysis of the PROfound Phase III trial, which showed that Lynparza demonstrated a substantial improvement in radiographic progression-free survival and OS versus abiraterone or enzalutamide in men with BRCA1/2 mutations. Continued approval is contingent upon verification and description of clinical benefit in a planned bridging trial with Chinese patients.

During the period, results from the OlympiA Phase III trial showed that Lynparza demonstrated a statistically significant and clinically meaningful improvement in invasive disease-free survival versus placebo in the adjuvant treatment of patients with germline BRCA-mutated high-risk HER2-negative early breast cancer. The results were presented during the plenary session of the ASCO Annual Meeting on 6 June 2021 (abstract LBA#1) and were published in The New England Journal of Medicine.

Table 30: Key Lynparza Phase III trials

Trial (population)	Design	Timeline	Status
OlympiA (adjuvant BRCAm breast cancer)	Placebo or Lynparza	FPCD: Q2 2014 LPCD: Q2 2019	Recruitment completed Early efficacy readout
DuO-O (advanced 1st-line ovarian cancer)	Chemotherapy + bevacizumab or chemotherapy + bevacizumab + Imfinzi +/- Lynparza maintenance	FPCD: Q1 2019 First data anticipated: 2022+	Recruitment ongoing
DuO-E (advanced 1st-line endometrial cancer)	Chemotherapy or chemotherapy + Imfinzi + Imfinzi maintenance or chemotherapy + Imfinzi followed by Imfinzi + Lynparza maintenance	FPCD: Q2 2020 First data anticipated: 2022+	Recruitment ongoing
PROpel (Stage IV, castration-resistant prostate cancer)	Abiraterone or abiraterone + Lynparza	FPCD: Q4 2018 LPCD: Q2 2020 First data anticipated: H2 2021	Recruitment completed

c)   Calquence

In June 2021, the final results from Calquence’s head-to-head ELEVATE-RR Phase III trial demonstrated non-inferior PFS and statistically significantly fewer events of atrial fibrillation versus ibrutinib in adults with previously treated CLL, the most common type of leukaemia in adults.

At a median follow up of 40.9 months, the ELEVATE-RR trial met its primary endpoint of PFS non-inferiority versus ibrutinib with a median PFS of 38.4 months in both arms (hazard ratio [HR] of 1.0, 95% confidence interval [CI] 0.79-1.27). Patients treated with Calquence had a statistically significantly lower incidence of all-grade atrial fibrillation58 than patients treated with ibrutinib (9.4% versus 16.0%), a key secondary endpoint.

During the period, updated results at four years of follow up from the ELEVATE-TN Phase III trial continued to show a strong PFS benefit for Calquence as combination therapy or as monotherapy in previously untreated patients with CLL.

58	Atrial fibrillation is an irregular heart rate that can increase the risk of stroke, heart failure and other heart-related complications.

d)   Enhertu

Table 31: Key Enhertu trials

Trial (population)	Design	Timeline	Status
DESTINY-Breast02-U301, Phase III (Stage IV, HER2+ breast cancer post trastuzumab emtansine)	SoC chemotherapy or Enhertu	FPCD: Q3 2018 LPCD: Q4 2020 First data anticipated: H2 2022	Recruitment completed
DESTINY-Breast03-U302, Phase III (Stage IV, HER2+ 2nd-line breast cancer)	Trastuzumab emtansine or Enhertu	FPCD: Q3 2018 LPCD: Q2 2020 First data anticipated: H2 2021	Recruitment completed
DESTINY-Breast04, Phase III (Stage IV, HER2-low 2nd-line breast cancer)	SoC chemotherapy or Enhertu	FPCD: Q4 2018 LPCD: Q4 2020 First data anticipated: H1 2022	Recruitment completed
DESTINY-Breast05, Phase III (post-neoadjuvant, high-risk HER2+ breast cancer)	Trastuzumab emtansine or Enhertu	FPCD Q4 2020 First data anticipated: 2022+	Recruitment ongoing
DESTINY-Breast06, Phase III (Stage IV, HER2-low breast cancer post endocrine therapy)	SoC chemotherapy or Enhertu	FPCD: Q3 2020 First data anticipated: 2022+	Recruitment ongoing
DESTINY-Breast09, Phase III (Stage IV, HER2+ 1st-line breast cancer)	SoC chemotherapy + trastuzumab + pertuzumab or Enhertu + pertuzumab or Enhertu	FPCD: Q2 2021 First data anticipated: 2022+	Recruitment ongoing
DESTINY-Gastric01, Phase II (Stage IV, HER2+ gastric cancer)	SoC chemotherapy or Enhertu	FPCD: Q4 2017 LPCD: Q2 2019	Primary endpoint met Breakthrough Therapy Designation (US) Regulatory approval (US, JP)
DESTINY-Gastric02, Phase II (Stage IV, HER2+ gastric cancer)	Enhertu	FPCD: Q4 2019 LPCD: Q4 2020 First data anticipated: H2 2021	Recruitment completed
DESTINY-Gastric04, Phase III (Stage IV, HER2+ 2nd-line gastric cancer)	Paclitaxel + ramucirumab or Enhertu	FPCD: Q2 2021 First data anticipated: 2022+	Recruitment ongoing

e)   Koselugo

During the period, AstraZeneca, and MSD’s59 Koselugo was granted conditional approval in the EU to treat symptomatic, inoperable PN in paediatric patients with NF1 aged three years and above.

The approval by the European Commission was based on positive results from the SPRINT Stratum 1 Phase II trial sponsored by the National Institute of Health’s National Cancer Institute, Cancer Therapy Evaluation Program. This trial showed that Koselugo reduced the size of inoperable tumours in children, reducing pain and improving quality of life. This is the first approval of a medicine for NF1 PN in the EU and follows the positive recommendation by the Committee for Medicinal Products for Human Use of the European Medicines Agency in April 2021. Safety and efficacy data from the SPRINT Phase II trial with longer follow up will be provided as one of the conditions of approval.

59	Merck; known as MSD outside of the US and Canada.

f)   Orpathys (savolitinib)

In June 2021, AstraZeneca and HUTCHMED’s Orpathys was granted conditional approval in China to treat patients with NSCLC with MET60 exon 14 skipping alterations that have progressed following prior systemic therapy or are unable to receive chemotherapy. This approval follows a priority review designation by the Center for Drug Evaluation of China’s NMPA and marks the first global regulatory approval for the oral, potent, and highly selective MET tyrosine kinase inhibitor.

The approval by the NMPA was based on positive results from a single-arm Phase II trial conducted in China in patients with NSCLC with this mutation, including patients with the pulmonary sarcomatoid carcinoma subtype. Orpathys demonstrated robust anti-tumour activity based on an independent review of objective response rate in the trial’s primary endpoint and disease control rate. Continued approval is contingent upon the successful completion of a confirmatory trial in this patient population.

g)   Camizestrant

Table 32: Camizestrant Phase III trials

Trial (population)	Design	Timeline	Status
SERENA-4 (ER+, HER2-, advanced breast cancer)	Palbociclib + anastrazole or palbociclib + camizestrant	FPCD: Q1 2021 First data anticipated: 2022+	Recruitment ongoing
SERENA-6 (HR+, HER2-, metastatic breast cancer	Palbociclib or abemaciclib + camizestrant, or anastrozole or letrozole + palbociclib or abemaciclib	Initiating	Initiating

h)   Datopotamab deruxtecan

Table 33: Datopotamab deruxtecan Phase III trials

Trial (population)	Design	Timeline	Status
TROPION-LUNG01 (Stage IV, 2nd-line NSCLC)	SoC chemotherapy or datopotamab deruxtecan	FPCD: Q1 2021 First data anticipated: 2022+	Recruitment ongoing

CVRM

a)   Farxiga

During the period, Farxiga received regulatory approval in the US for the treatment of CKD. The approval was based on results from the DAPA-CKD Phase III trial where Farxiga, on top of SoC, reduced the composite measure of worsening of renal function or risk of CV or renal death by 39%, compared to placebo in patients with CKD stages 2-4 and elevated urinary albumin excretion. In June 2021, Forxiga received a positive opinion from Committee for Medicinal Products for Human Use of the European Medicines Agency for the same indication.

60	The c-MET proto-oncogene (MET) plays an important role in lung oncogenesis (a process through which healthy cells become transformed into cancer cells), affecting cancer-cell survival, growth, and invasiveness.

Table 34: Key large CVRM Phase III outcomes trials

Trial (population)	Design	Timeline	Status
Brilinta
THALES (c.11,000 patients with acute ischaemic stroke[61] or transient ischaemic attack)	Aspirin plus placebo or aspirin plus Brilinta 90mg BID	FPCD: Q1 2018 LPCD: Q4 2019	Primary endpoint met Regulatory approval (US)
Farxiga
DELIVER (c.6,300 patients with HF (HFpEF) with and without T2D)	Placebo or Farxiga 10mg QD	FPCD: Q4 2018 LPCD: Q4 2020 First data anticipated: H1 2022	Recruitment completed Fast Track[62] designation (US)
DAPA-CKD (c.4,300 patients with CKD, with and without T2D)	Placebo or Farxiga 10mg QD	FPCD: Q1 2017 LPCD: Q1 2020	Trial stopped early based on recommendation from an IDMC Primary endpoint and secondary endpoints met Regulatory approval (US)
DAPA-MI (c.6,400 patients with confirmed MI, either STEMI or NSTEMI, within the preceding 7 days)	Placebo or Farxiga 10mg QD	FPCD: Q4 2020 First data anticipated: 2022+	Recruitment ongoing

b)   Roxadustat

In July 2021, the US FDA Cardiovascular and Renal Drugs Advisory Committee voted 13 to one that the benefit-risk profile of roxadustat does not support regulatory approval for the treatment of anaemia in CKD in non-dialysis dependent (NDD) adult patients and 12 to two that the benefit-risk profile of roxadustat does not support regulatory approval for the treatment of anaemia in CKD in dialysis-dependent (DD) adult patients. Roxadustat is already approved in several countries, including China, Japan, Chile and South Korea for the treatment of anaemia in CKD in NDD and DD adult patients.

Respiratory & Immunology

a)  Symbicort

During the period, AstraZeneca withdrew the EU regulatory submission for Symbicort Turbuhaler as an anti-inflammatory reliever in mild asthma. This decision was based on a negative assessment from the Swedish Medical Products Agency (MPA), the EU Reference Member State, within the European Mutual Recognition Procedure for marketing authorisation. Symbicort Turbuhaler is approved as an anti-inflammatory reliever taken as needed in mild asthma in 37 countries.

61	Ischaemic strokes are the most common type of stroke.
62	A process designed to facilitate the development and expedite the review of medicines to treat serious conditions that fill an unmet medical need.

b)   Breztri

Table 35: Key Breztri Phase III trials

Trial (population)	Design	Timeline	Status
KALOS (asthma)	Budesonide/formoterol or Breztri	FPCD: Q1 2021 First data anticipated: 2022+	Recruitment ongoing
LOGOS (asthma)	Budesonide/formoterol or Breztri	FPCD: Q1 2021 First data anticipated: 2022+	Recruitment ongoing

c)   Fasenra

Based on the results from the OSTRO Phase III trial, the Company received US regulatory submission acceptance in the period for Fasenra to treat chronic rhinosinusitis with nasal polyps. In patients with severe bilateral nasal polyps, who were still symptomatic despite continued treatment with standard of care, Fasenra demonstrated a statistically significant improvement versus placebo in both the endoscopic total nasal polyp size and a scoring system based on the level of nasal blockage, respectively.

The Prescription Drug User Fee Action (PDUFA) date, the day the US FDA targets for regulatory decision, is anticipated to be during the first quarter of 2022.

Table 36: Key Fasenra lifecycle management Phase III trials

Trial (population)	Design	Timeline	Status
OSTRO (severe bilateral nasal polyps)	Placebo or Fasenra 30mg Q8W63 SC64	FPCD: Q1 2018 LPCD: Q2 2019	Co-primary endpoints met
RESOLUTE (moderate to very severe COPD with a history of exacerbations and elevated peripheral blood eosinophils)	Placebo or Fasenra 100mg Q8W SC	FPCD: Q4 2019 First data anticipated: 2022+	Recruitment ongoing
MANDARA (eosinophilic granulomatosis with polyangiitis65)	Mepolizumab 3x100mg Q4W or Fasenra 30mg SC	FPCD: Q4 2019 First data anticipated: 2022+	Recruitment ongoing Orphan Drug Designation (US)
NATRON (hyper-eosinophilic syndrome[66]	Placebo or Fasenra 30mg Q4W SC	FPCD: Q3 2020 First data anticipated: H2 2022	Recruitment ongoing Orphan Drug Designation (US)
MESSINA (eosinophilic oesophagitis67)	Placebo or Fasenra 30mg Q4W SC	FPCD: Q4 2020 First data anticipated: H2 2022	Recruitment ongoing Orphan Drug Designation (US)
FJORD (bullous pemphigoid68)	Placebo or Fasenra 30mg Q4W SC	FPCD: Q2 2021 First data anticipated: 2022+	Recruitment ongoing
MAHALE (non-cystic fibrosis bronchiectasis)	Placebo or Fasenra 30mg Q4W SC	First data anticipated: 2022+	Initiating

63	Once every eight weeks.
64	Subcutaneous injection.
65	A rare autoimmune condition that causes inflammation of small and medium-sized blood vessels.
66	A group of rare blood disorders.
67	White blood cells gather in the lining of the oesophagus.
68	A skin condition that causes large, itchy, fluid-filled blisters.
*	160μg budesonide / 180μg albuterol.

d)   Tezepelumab

In July 2021, AstraZeneca received US regulatory submission acceptance and Priority Review for tezepelumab for the treatment of asthma. The regulatory submission was based on the results from the PATHFINDER clinical trials programme, including results from the pivotal NAVIGATOR Phase III trial. In NAVIGATOR, tezepelumab demonstrated superiority across every primary and key secondary endpoint, compared to placebo, in a broad population of patients with uncontrolled asthma while receiving treatment with medium- or high-dose inhaled corticosteroids plus at least one additional medicine to control acute symptoms with or without oral corticosteroids. Based on these data, AstraZeneca has also completed regulatory submissions in Japan and in the EU.

The PDUFA date, the day the US FDA targets for regulatory decision, is anticipated to be during the first quarter of 2022.

Table 37: Key tezepelumab Phase III trials

Trial (population)	Design	Timeline	Status
NAVIGATOR (asthma)	Placebo or tezepelumab 210mg Q4W SC	FPCD: Q1 2018 LPCD: Q3 2019	Primary endpoint met Breakthrough Therapy Designation (US)
WAYPOINT (chronic rhinosinusitis with nasal polyps)	Placebo or tezepelumab 210mg Q4W SC	FPCD: Q2 2021 First data anticipated: 2022+	Recruitment ongoing

e)   PT027

Table 38: Key PT027 Phase III trials

Trial	Design	Timeline	Status
TYREE (asthma with exercise induced broncho constriction)	Placebo or PT027 160/180μg, single dose	FPCD: Q1 2020 LPCD: Q3 2020	Primary endpoint met
MANDALA (moderate to severe asthma)	Albuterol or PT027 80/180μg or PT027 160/180μg (all ‘as needed’)	FPCD: Q4 2018 First data anticipated: H2 2021	Recruitment ongoing
DENALI (mild to moderate asthma)	Placebo or albuterol 180μg or budesonide 160μg or PT027 80/180μg or PT027 160/180μg QID	FPCD: Q2 2019 LPCD: Q2 2021 First data anticipated: H2 2021	Recruitment completed

f)   Anifrolumab

During the period, AstraZeneca presented post-hoc analyses of pooled data from the TULIP Phase III clinical trials at the annual European Congress of Rheumatology (EULAR 2021), which showed anifrolumab was consistently associated with improvements in both skin rash and arthritis across three different disease measures each, compared to placebo, in patients with moderate to severe SLE.

Table 39: Key anifrolumab Phase III trials

Trial (population)	Design	Timeline	Status
TULIP 1 (moderate to severely active SLE)	Placebo or anifrolumab 150mg or 300mg IV69 Q4W	FPCD: Q4 2015 LPCD: Q4 2017	Primary endpoint not met Fast Track designation (US)
TULIP 2 (moderate to severely active SLE)	Placebo or anifrolumab 300mg IV Q4W	FPCD: Q4 2015 LPCD: Q4 2017	Primary endpoint met Fast Track designation (US)

Other medicines (outside the main disease areas)

a)   Nirsevimab

In June 2021, AstraZeneca announced that the MEDLEY Phase II/III trial had demonstrated similar safety and tolerability of nirsevimab compared to Synagis among preterm infants and children with chronic lung disease and congenital heart disease entering their first respiratory syncytial virus (RSV) season. In the MELODY Phase III trial, nirsevimab met its primary endpoint of a statistically significant reduction in the incidence of medically attended lower respiratory tract infections caused by RSV, compared to placebo, in healthy late preterm and term infants during their first RSV season. AstraZeneca anticipates making a regulatory submission in the first half of 2022.

Table 40: Key nirsevimab trials

Trial	Design	Timeline	Status
MELODY (healthy late preterm and term infants)	Placebo or nirsevimab IM70	FPCD: Q3 2019 LPCD: Q3 2020	Primary endpoint met Breakthrough therapy designation (US, EU, CN)
MEDLEY (high-risk children)	Synagis or nirsevimab IM	FPCD: Q3 2019 LPCD: Q4 2020	Safety objective met

COVID-19

a)   COVID-19 vaccines

During the period, the Company’s pandemic COVID-19 vaccine received special regulatory approval for emergency use in Japan. In the UK, real-world data from Public Health England, published in June 2021, demonstrated that the pandemic COVID-19 vaccine offered high levels of protection against the Delta variant, B.1.617.2, which was formerly known as the ‘Indian’ variant. In addition, the University of Oxford published results that showed a robust immune response following either a prolonged second dose interval of up to 45 weeks or following a third boosting dose. The results also showed that antibody levels remained elevated from baseline for at least one year following a single dose.

AstraZeneca continues to engage with governments, international organisations and collaborators around the world to ensure broad and equitable access to the vaccine at no profit for the duration of the pandemic. The Company now anticipates a US Biologics License Application to be submitted in the second half of 2021.

In June 2021, AstraZeneca announced that the first participants commenced dosing in the Phase II/III trial for AZD2816, a COVID-19 variant vaccine. In collaboration with the University of Oxford, AZD2816 has been developed using the ChAdOx1 adenoviral vector platform, with minor genetic alterations to the spike protein based on the Beta (B.1.351, South African) variant.

69	Intravenous.
70	Intramuscular.

Table 41: Key vaccine trials in COVID-19

Trial	Design	Timeline	Status
COV002 (UK), Phase II/III (Protection against COVID-19 in participants aged 18-55, 55+)	MenACWY or AZD1222	FPCD: Q2 2020 LPCD: Q4 2020	Initial data readout Regulatory authorisation (EU, JP, UK)
COV003 (Brazil), Phase II/III (Protection against COVID-19 in participants aged 18-55)	MenACWY or AZD1222	FPCD: Q2 2020 LPCD: Q4 2020	Initial data readout Regulatory authorisation (EU, JP, UK)
COV005 ChAdOx1 nCoV-19 ZA71 (South Africa), Phase I/II (protection against COVID-19 in participants aged 18-65 HIV+[72] subgroup)	Placebo or AZD1222	FPCD: Q2 2020 LPCD: Q4 2020	Initial data readout
D8110C00001 (US, global), Phase III (protection against COVID-19 in participants aged 18+)	Placebo or AZD1222	FPCD: Q3 2020 LPCD: Q1 2021	Initial data readout
D7220C00001 (Global), Phase II/III (protection against COVID-19 in participants aged 18+)	AZD1222 or AZD2816	FPCD: Q2 2021 First data anticipated: H2 2021	Recruitment ongoing

b)   AZD7442

In June, AstraZeneca announced results from the STORM CHASER Phase III trial assessing the safety and efficacy of AZD7442, a long-acting antibody (LAAB) combination, for the prevention of symptomatic COVID-19 in participants recently exposed to the SARS-CoV-2 virus. The trial did not meet the primary endpoint of post-exposure prevention of symptomatic COVID-19 with AZD7442 compared to placebo. Trial participants were unvaccinated adults 18 years and over with confirmed exposure to a person with a case of the SARS-CoV-2 virus within the past eight days.

Table 42: Key AZD7442 Phase II/III trials in COVID-19

Trial	Design	Timeline	Status
PROVENT (protection against COVID-19 (prophylaxis))	Placebo or AZD7442 300mg IM	FPCD: Q4 2020 LPCD: Q1 2021 First data anticipated: H2 2021	Recruitment completed
STORM CHASER (protection against COVID-19 (post-exposure prophylaxis))	Placebo or AZD7442 300mg IM	FPCD: Q4 2020 LPCD: Q1 2021	Primary endpoint not met
TACKLE (COVID-19 (outpatient treatment))	Placebo or AZD7442 600mg IM	FPCD: Q1 2021 First data anticipated: H2 2021	Recruitment ongoing

For more details on the development pipeline, including anticipated timelines for regulatory submission/acceptances, please refer to the latest Clinical Trials Appendix available on astrazeneca.com.

71	Conducted by University of Witwatersrand, South Africa.
72	Human immunodeficiency virus-positive.

Interim Financial Statements

Table 43: H1 2021 - Condensed consolidated statement of comprehensive income

For the half year ended 30 June	2021	2020
	$m	$m
Total Revenue	15,540	12,629
Product Sales	15,302	12,359
Collaboration Revenue	238	270
Cost of Sales	(4,055)	(2,404)
Gross Profit	11,485	10,225
Distribution costs	(202)	(191)
Research and development expense	(3,542)	(2,777)
Selling, general and administrative costs	(6,027)	(5,354)
Other operating income and expense	1,308	601
Operating Profit	3,022	2,504
Finance income	27	73
Finance expense	(629)	(661)
Share of after-tax losses in associates and joint ventures	(48)	(20)
Profit Before Tax	2,372	1,896
Taxation	(260)	(408)
Profit for the period	2,112	1,488

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	692	(205)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(27)	1,069
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	6
Tax on items that will not be reclassified to profit or loss	52	(79)
	719	791
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	59	(494)
Foreign exchange arising on designated borrowings in net investment hedges	(230)	(17)
Fair value movements on cash flow hedges	(59)	(131)
Fair value movements on cash flow hedges transferred to profit or loss	73	(1)
Fair value movements on derivatives designated in net investment hedges	7	60
Costs of hedging	(2)	4
Tax on items that may be reclassified subsequently to profit or loss	18	29
	(134)	(550)
Other comprehensive income for the period, net of tax	585	241
Total comprehensive income for the period	2,697	1,729
Profit attributable to:
Owners of the Parent	2,111	1,536
Non-controlling interests	1	(48)
	2,112	1,488
Total comprehensive income attributable to:
Owners of the Parent	2,696	1,777
Non-controlling interests	1	(48)
	2,697	1,729
Basic earnings per $0.25 Ordinary Share	$1.61	$1.17
Diluted earnings per $0.25 Ordinary Share	$1.60	$1.17
Weighted average number of Ordinary Shares in issue (millions)	1,312	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)	1,319	1,313

Table 44: Q2 2021 - Condensed consolidated statement of comprehensive income

	Unreviewed[73]	Unreviewed
For the quarter ended 30 June	2021	2020
	$m	$m
Total Revenue	8,220	6,275
Product Sales	8,045	6,048
Collaboration Revenue	175	227
Cost of Sales	(2,191)	(984)
Gross Profit	6,029	5,291
Distribution costs	(103)	(104)
Research and development expense	(1,829)	(1,389)
Selling, general and administrative costs	(3,098)	(2,635)
Other operating income and expense	128	121
Operating Profit	1,127	1,284
Finance income	7	22
Finance expense	(326)	(329)
Share of after-tax losses in associates and joint ventures	(44)	(16)
Profit Before Tax	764	961
Taxation	(214)	(223)
Profit for the period	550	738

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	211	(645)
Net gains on equity investments measured at fair value through other comprehensive income	81	898
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	1	(15)
Tax on items that will not be reclassified to profit or loss	146	(13)
	439	225
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	166	114
Foreign exchange arising on designated borrowings in net investment hedges	72	363
Fair value movements on cash flow hedges	27	56
Fair value movements on cash flow hedges transferred to profit or loss	(48)	(46)
Fair value movements on derivatives designated in net investment hedges	(6)	–
Costs of hedging	(1)	9
Tax on items that may be reclassified subsequently to profit or loss	(8)	(44)
	202	452
Other comprehensive income for the period, net of tax	641	677
Total comprehensive income for the period	1,191	1,415
Profit attributable to:
Owners of the Parent	550	756
Non-controlling interests	–	(18)
	550	738
Total comprehensive income attributable to:
Owners of the Parent	1,190	1,432
Non-controlling interests	1	(17)
	1,191	1,415
Basic earnings per $0.25 Ordinary Share	$0.42	$0.58
Diluted earnings per $0.25 Ordinary Share	$0.42	$0.58
Weighted average number of Ordinary Shares in issue (millions)	1,312	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)	1,318	1,313

73 The Q2 2021 and Q2 2020 information in respect of the three months ended 30 June 2021 and 30 June 2020 respectively included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

Table 45: Condensed consolidated statement of financial position

	At 30 Jun	At 31 Dec	At 30 Jun
	2021	2020	2020
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,357	8,251	7,475
Right-of-use assets	674	666	634
Goodwill	11,798	11,845	11,645
Intangible assets	20,006	20,947	19,728
Investments in associates and joint ventures	48	39	41
Other investments	1,072	1,108	1,577
Derivative financial instruments	124	171	122
Other receivables	565	720	644
Deferred tax assets	3,723	3,438	3,133
	46,367	47,185	44,999
Current assets
Inventories	4,762	4,024	3,562
Trade and other receivables	6,356	7,022	5,024
Other investments	62	160	442
Derivative financial instruments	41	142	16
Income tax receivable	486	364	213
Cash and cash equivalents	15,567	7,832	5,673
	27,274	19,544	14,930
Total assets	73,641	66,729	59,929
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(2,696)	(2,194)	(3,958)
Lease liabilities	(198)	(192)	(174)
Trade and other payables	(17,729)	(15,785)	(12,028)
Derivative financial instruments	(17)	(33)	(35)
Provisions	(802)	(976)	(612)
Income tax payable	(780)	(1,127)	(1,376)
	(22,222)	(20,307)	(18,183)
Non-current liabilities
Interest-bearing loans and borrowings	(24,109)	(17,505)	(15,150)
Lease liabilities	(492)	(489)	(465)
Derivative financial instruments	(3)	(2)	(121)
Deferred tax liabilities	(2,927)	(2,918)	(2,526)
Retirement benefit obligations	(2,383)	(3,202)	(2,847)
Provisions	(620)	(584)	(835)
Other payables	(5,192)	(6,084)	(6,144)
	(35,726)	(30,784)	(28,088)
Total liabilities	(57,948)	(51,091)	(46,271)
Net assets	15,693	15,638	13,658
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	328	328	328
Share premium account	7,980	7,971	7,950
Other reserves	2,033	2,024	2,046
Retained earnings	5,335	5,299	1,913
	15,676	15,622	12,237
Non-controlling interests	17	16	1,421
Total equity	15,693	15,638	13,658

Table 46: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	328	7,941	2,046	2,812	13,127	1,469	14,596
Profit for the period	-	-	-	1,536	1,536	(48)	1,488
Other comprehensive income	-	-	-	241	241	-	241
Transfer to other reserves	-	-	-	-	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,489)	(2,489)	-	(2,489)
Issue of Ordinary Shares	-	9	-	-	9	-	9
Share-based payments charge for the period	-	-	-	118	118	-	118
Settlement of share plan awards	-	-	-	(305)	(305)	-	(305)
Net movement	-	9	-	(899)	(890)	(48)	(938)
At 30 Jun 2020	328	7,950	2,046	1,913	12,237	1,421	13,658
At 1 Jan 2021	328	7,971	2,024	5,299	15,622	16	15,638
Profit for the period	-	-	-	2,111	2,111	1	2,112
Other comprehensive income	-	-	-	585	585	-	585
Transfer to other reserves	-	-	9	(9)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,490)	(2,490)	-	(2,490)
Issue of Ordinary Shares	-	9	-	-	9	-	9
Share-based payments charge for the period	-	-	-	160	160	-	160
Settlement of share plan awards	-	-	-	(321)	(321)	-	(321)
Net movement	-	9	9	36	54	1	55
At 30 Jun 2021	328	7,980	2,033	5,335	15,676	17	15,693

Table 47: Condensed consolidated statement of cash flows

For the half year ended 30 June	2021	2020
	$m	$m
Cash flows from operating activities
Profit Before Tax	2,372	1,896
Finance income and expense	602	588
Share of after-tax losses of associates and joint ventures	48	20
Depreciation, amortisation and impairment	1,550	1,551
Decrease/(increase) in working capital and short-term provisions	857	(780)
Gains on disposal of intangible assets	(354)	(411)
Gains on disposal of investments in associates and joint ventures	(776)	-
Fair value movements on contingent consideration arising from business combinations	82	(44)
Non-cash and other movements	(363)	(511)
Cash generated from operations	4,018	2,309
Interest paid	(323)	(338)
Tax paid	(869)	(792)
Net cash inflow from operating activities	2,826	1,179
Cash flows from investing activities
Payment of contingent consideration from business combinations	(309)	(353)
Purchase of property, plant and equipment	(508)	(370)
Disposal of property, plant and equipment	4	67
Purchase of intangible assets	(314)	(983)
Disposal of intangible assets	573	474
Purchase of non-current asset investments	(10)	(119)
Disposal of non-current asset investments	-	949
Movement in short-term investments, fixed deposits and other investing instruments	135	463
Payments to associates and joint ventures	(55)	(8)
Disposal of investments in associates and joint ventures	776	–
Interest received	27	37
Net cash inflow from investing activities	319	157
Net cash inflow before financing activities	3,145	1,336
Cash flows from financing activities
Proceeds from issue of share capital	9	9
Repayment of loans	(611)	-
Issue of loans	7,944	-
Dividends paid	(2,469)	(2,398)
Hedge contracts relating to dividend payments	(22)	(93)
Repayment of obligations under leases	(111)	(107)
Movement in short-term borrowings	(182)	1,353
Net cash inflow/(outflow) from financing activities	4,558	(1,236)
Net increase in cash and cash equivalents in the period	7,703	100
Cash and cash equivalents at the beginning of the period	7,546	5,223
Exchange rate effects	(52)	(18)
Cash and cash equivalents at the end of the period	15,197	5,305
Cash and cash equivalents consist of:
Cash and cash equivalents	15,567	5,673
Overdrafts	(370)	(368)
	15,197	5,305

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

-	the condensed consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the UK and the EU;

-	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;

-	the half-yearly management report includes a fair review of the information required by:

a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2021 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

29 July 2021

Independent review report to AstraZeneca PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed AstraZeneca PLC's condensed consolidated interim financial statements (the ‘Interim Financial Statements’) in the half-yearly financial report of AstraZeneca PLC for the six-month period ended 30 June 2021 (“the period”).

Based on our review, nothing has come to our attention that causes us to believe that the Interim Financial Statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The Interim Financial Statements comprise:

-	the Condensed consolidated statement of comprehensive income - H1 2021 for the period ended 30 June 2021;

-	the Condensed consolidated statement of financial position as at the period end;

-	the Condensed consolidated statement of changes in equity for the period then ended;

-	the Condensed consolidated statement of cash flows for the period then ended; and

-	the explanatory notes to the Interim Financial Statements

The Interim Financial Statements included in the half-yearly financial report of AstraZeneca PLC have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the Interim Financial Statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the Interim Financial Statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim Financial Statements.

PricewaterhouseCoopers LLP

Chartered Accountants

London

29 July 2021

Notes to the Interim Financial Statements

1)   Basis of preparation and accounting policies

These unaudited Interim Financial Statements for the six months ended 30 June 2021 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. On 31 December 2020, EU-adopted IFRS at that date was brought into UK law and became UK-adopted international accounting standards, with future changes being subject to endorsement by the UK Endorsement Board. The Interim Financial Statements have transitioned to UK-adopted international accounting standards from financial periods beginning 1 January 2021. There was no impact or changes in accounting policies from the transition.

The unaudited Interim Financial Statements for the six months ended 30 June 2021 were approved by the Board of Directors for publication on 29 July 2021.

The annual financial statements of the group for the year ended 31 December 2020 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU and IFRSs as issued by the International Accounting Standards Board (IASB). Except as noted below and for the estimation of the interim income tax charge, the Interim Financial Statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2020.

IFRS 9 and IFRS 7

The replacement of benchmark interest rates, such as the London Inter-bank Offered Rate (LIBOR) and other interbank offered rates (IBORs) has been a priority for global regulators and is expected to be largely completed in 2021, although some benchmark rates will be continued to be published until mid-2023. To prepare for this, the Group adopted the Phase 1 amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ in 2019 and has adopted the Phase 2 amendments in 2021. These amendments provide relief from applying specific hedge accounting requirements to hedge relationships directly affected by IBOR reform and have the effect that the reform should generally not cause hedge accounting to terminate.

The Group has one IFRS 9 designated hedge relationship that is impacted by IBOR reform, namely a €300m cross currency interest rate swap in a fair value hedge relationship with €300m of a €750m 0.875% 2021 non-callable bond. This swap references three-month USD LIBOR; uncertainty arising from the Group’s exposure to IBOR reform will cease when the swap matures in November 2021. The implications on the wider business of IBOR reform have been assessed and the Group is working on moving to new benchmark rates in the second half of 2021.

COVID-19

AstraZeneca has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the Interim Financial Statements comprising the financial results to 30 June 2021 and the financial position as at 30 June 2021, specifically considering the impact on key judgements and significant estimates as detailed on page 180 of the Annual Report and 20-F Information 2020 along with several other areas of elevated risk during the pandemic period.

A detailed assessment has been performed, focussing on the following areas:

-	recoverable value of goodwill, intangible assets and property, plant and equipment
-	impact on key assumptions used to estimate contingent consideration liabilities
-	key assumptions used in estimating the Group’s defined benefit pension obligations
-	basis for estimating clinical trial accruals
-	key assumptions used in estimating rebates, chargebacks and returns for US Product Sales
-	valuations of unlisted equity investments
-	expected credit losses associated with changes in credit risk relating to trade and other receivables
-	net realisable value of inventories
-	fair value of certain financial instruments
-	recoverability of deferred tax assets
-	effectiveness of hedge relationships

There were no material accounting impacts identified relating to the above areas during the six-month period ended 30 June 2021.

The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

Going concern

The Group has considerable financial resources available. As at 30 June 2021, the Group had $19.7bn in financial resources (cash and cash-equivalent balances of $15.6bn and undrawn committed bank facilities of $4.1bn, of which $3.4bn is available until April 2024, $0.7bn is available until November 2021 (with a one-year extension option, exercisable by the Group), with only $2.9bn of borrowings due within one year). Additionally, as at 30 June 2021, to support the financing of the acquisition of Alexion, the Group had committed bank facilities totalling $9.5bn. All facilities contain no financial covenants and were undrawn at 30 June 2021.

On 21 July 2021, cash consideration of $13.3bn was paid on completion of the acquisition of Alexion. $2.0bn of two year and $2.0bn of three-year term loans were drawn on 21 July 2021 under the committed bank facilities of $9.5bn, which may be repaid at the Group’s option before maturity and a further $4.5bn of facilities were cancelled. The remaining $1.0bn of revolving credit facility is available until July 2023. On acquisition date and after repaying its $2.3bn bank loans from existing cash resources, Alexion contributed $1.7bn of cash and cash equivalents, and no outstanding bank borrowings, to the Group. Alexion’s operations are expected to contribute further positive cash flows to the Group post acquisition.

The directors have considered the impact of COVID-19 on AstraZeneca’s operations and mitigations to these risks. Overall, the impact of these items would heighten certain risks, such as those relating to the delivery of the pipeline or launch of new medicines, the execution of AstraZeneca’s commercial strategy, the manufacturing and supply of medicines and reliance on third-party goods and services. The Group is continuously monitoring and mitigating where possible impacts of these risks.

The Group’s revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to affect adversely revenues in many of the mature markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well-placed to manage its business risks successfully.

Accordingly, the going concern basis has been adopted in these Interim Financial Statements.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2020.

Financial information

The comparative figures for the financial year ended 31 December 2020 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2)  Intangible assets

In accordance with IAS 36 ‘Impairment of Assets’, reviews for triggers at an individual asset or cash-generating-unit level were conducted, and impairment tests carried out where triggers were identified. This resulted in a total net impairment charge of $55m being recorded against an intangible asset during the six months ended 30 June 2021 (H1 2020: $119m). Net impairment charges in respect of launched products and products in development were $nil (H1 2020: $85m) and $55m (H1 2020: $34m) respectively. Impairments recorded on products in development were a consequence of failed or poor performing trials, with the individual assets being fully impaired.

3)  Net Debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 27 of the Annual Report and Form 20-F Information 2020. Net Debt is a non-GAAP financial measure.

Table 48: Net Debt

	At 1 Jan	Cash	Non-cash	Exchange	At 30 Jun
	2021	flow	& other	movements	2021
	$m	$m	$m	$m	$m
Non-current instalments of loans	(17,505)	(7,944)	1,257	83	(24,109)
Non-current instalments of leases	(489)	-	(9)	6	(492)
Total long-term debt	(17,994)	(7,944)	1,248	89	(24,601)
Current instalments of loans	(1,536)	611	(1,248)	37	(2,136)
Current instalments of leases	(192)	117	(127)	4	(198)
Bank collateral	(288)	120	-	-	(168)
Other short-term borrowings excluding overdrafts	(84)	62	-	-	(22)
Overdraft	(286)	(91)	-	7	(370)
Total current debt	(2,386)	819	(1,375)	48	(2,894)
Gross borrowings	(20,380)	(7,125)	(127)	137	(27,495)
Net derivative financial instruments	278	(15)	(118)	-	145
Net borrowings	(20,102)	(7,140)	(245)	137	(27,350)
Cash and cash equivalents	7,832	7,794	-	(59)	15,567
Other investments - current	160	(98)	-	-	62
Cash and investments	7,992	7,696	-	(59)	15,629
Net Debt	(12,110)	556	(245)	78	(11,721)

Non-cash movements in the period include fair-value adjustments under IFRS 9.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group was $168m (H1 2020: $136m) and the carrying value of such cash collateral posted by the Group was $1m (H1 2020: $120m). Cash collateral posted by the Group is presented within Cash and cash equivalents.

Other investments – non-current are included within the balance of $1,072m (31 December 2020: $1,108m) in the Condensed consolidated statement of financial position. The equivalent GAAP measure to net debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma liability of $2,375m (31 December 2020: $2,297m), $889m of which is shown in current other payables and $1,486m is shown in non-current other payables. In April 2021, AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta.

Net Debt decreased by $389m in the six months to $11,721m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. In May 2021 and June 2021, AstraZeneca issued the following:

-	$1,400m of fixed-rate notes with a coupon of 0.300%, maturing in May 2023
-	$1,600m of fixed-rate notes with a coupon of 0.700%, maturing in May 2024
-	$1,250m of fixed-rate notes with a coupon of 1.200%, maturing in May 2026
-	$1,250m of fixed-rate notes with a coupon of 1.750%, maturing in May 2028
-	$750m of fixed-rate notes with a coupon of 2.250%, maturing in May 2031
-	$750m of fixed-rate notes with a coupon of 3.000%, maturing in May 2051
-	€800m of fixed-rate notes with a coupon of 0.375%, maturing in June 2029

During the six months to 30 June 2021, there were no changes to the Company’s credit ratings issued by S&P Global Ratings (long term: BBB+, short term A-2) and Moody’s (long term: A3, short term P-2). In July 2021, following the acquisition of Alexion, S&P Global Ratings upgraded AstraZeneca’s long-term credit rating to A-.

4)   Financial instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings. During the period, equity investments previously categorised as Level 3 in the fair-value hierarchy (carrying value of $108m at 31 December 2020) are now categorised as Level 1 (carrying value of $133m at 30 June 2021) on availability of quoted prices in the market. There have been no other changes of significance to the categorisation or fair-value hierarchy classification of financial instruments from those detailed in the Notes to the Group Financial Statements in the Annual Report and Form 20-F Information 2020.

The Group holds certain equity investments that are categorised as Level 3 in the fair-value hierarchy and for which fair-value gains of $nil (Q2 2020: $65m gain) have been recognised in the six months ended 30 June 2021. All other fair-value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2021 are Level 1 fair-value measurements.

Financial instruments measured at fair value include $1,134m of other investments, $13,637m held in money-market funds, $329m of loans designated at fair value through profit or loss, $359m of loans designated in a fair-value hedge relationship and $145m of derivatives as at 30 June 2021. The total fair value of interest-bearing loans and borrowings at 30 June 2021, which have a carrying value of $27,495m in the Condensed consolidated statement of financial position, was $30,412m. Contingent consideration liabilities arising on business combinations have been classified under Level 3 in the fair-value hierarchy and movements in fair value are shown below:

Table 49: Financial instruments - contingent consideration

	2021			2020
	Diabetes
	alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,932	391	3,323	4,139
Settlements	(304)	(5)	(309)	(353)
Revaluations	82	–	82	(44)
Discount unwind	99	13	112	141
At 30 June	2,809	399	3,208	3,883

Contingent consideration arising from business combinations is fair-valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS’s share of the global diabetes alliance of $2,809m (31 December 2020: $2,932m) would increase/decline by $281m with an increase/decline in sales of 10%, as compared with the current estimates.

5)   Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2020 (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2021 and to 29 July 2021

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited in the US District Court for the Eastern District of Texas (the Texas Court) alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Sankyo Inc. in the US.  In June 2021, the Texas court dismissed the motions to transfer, dismiss or stay the action.  A claim construction hearing has been scheduled for August 2021 and a trial has been scheduled for April 2022.

Faslodex

Patent Proceedings outside the US

As previously disclosed, in Japan, in April 2021, AstraZeneca received notice from the Japan Patent Office that Sandoz K.K. filed a Request for Invalidation Trial to seek invalidation of the Faslodex formulation patent.  AstraZeneca is considering its response.

Farxiga

US patent proceedings

As previously disclosed, in 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). Trial against Zydus proceeded in the District Court in May 2021. A decision is expected in the second half of 2021.

Patent proceedings outside the US

As previously disclosed, in Canada, in January 2021, Sandoz Canada Inc. served three Notices of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

As previously disclosed, in Canada, in February 2021, Teva Canada Limited served a Notice of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

Roxadustat

US Patent Proceedings

As previously disclosed, in April 2021, Akebia Therapeutics, Inc. and Otsuka America Pharmaceutical, Inc. served AstraZeneca with a complaint seeking a declaration of invalidity and noninfringement for several of FibroGen’s method of use patents (U.S. Patent Nos. 8318703, 8466172, 8614204, 9920011, 8629131, 8604012, 8609646, 8604013, 10626090, 10894774, 10882827, and 10927081) related to HIF prolylhydroxylase inhibitors.  AstraZeneca is the exclusive licensee of FibroGen in the United States.  AstraZeneca filed a motion to dismiss in June 2021.

Symbicort

US Patent Proceedings

As previously disclosed, AstraZeneca is involved in ongoing ANDA litigation with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) in the US District Court for the Northern District of West Virginia (the District Court). In the action, AstraZeneca alleges that the defendants’ generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. In September 2020, Mylan and Kindeva stipulated to patent infringement to the extent that the asserted patent claims are found to be valid and enforceable, but reserved the right to seek a vacatur of the stipulation if the U.S. Court of Appeals for the Federal Circuit reverses or modifies the District Court’s claim construction. In March 2021, the District Court decided in favour of AstraZeneca and determined that the asserted patent claims were not invalid or unenforceable. Mylan and Kindeva have appealed to the United States Court of Appeals for the Federal Circuit. Oral argument on the appeal is scheduled for 31 August 2021.

Product liability litigation

Nexium and Losec/Prilosec

US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits brought in federal --and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In particular, in May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL has been scheduled for January 2022. In addition to the MDL cases, there are cases filed in several state courts around the US; a trial in Delaware state court has been scheduled for February 2022.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim is filed in the US District Court for the Middle District of Louisiana, where the court has re-scheduled a trial for November 2022.

Commercial litigation

PARP inhibitor royalty dispute

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product niraparib. In May 2021, AstraZeneca filed a lawsuit against Tesaro in the Commercial Court of England and Wales alleging that GSK has failed to pay all of the royalties due on niraparib sales under our license agreements. While a case schedule has not yet been set, trial is anticipated in the second half of 2022.

Alexion shareholder litigation

As previously disclosed, in March 2021, several shareholders of Alexion Pharmaceuticals, Inc (Alexion) filed individual lawsuits against Alexion, its management, and/or AstraZeneca and affiliates in federal district court in New York. The complaints generally allege that the preliminary registration statement filed with the SEC on 19 February 2021, omitted certain allegedly material information in connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the Acquisition and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. In May 2021, all such complaints were withdrawn and dismissed.

AZD1222 securities litigation

As previously disclosed, in January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during the period 21 May 2020 through 20 November 2020.  The Court appointed co-lead plaintiffs in April 2021 and they filed an Amended Complaint in July 2021 on behalf of purchasers of AstraZeneca publicly traded securities during the period 15 June 2020 through 29 January 2021.  The Amended Complaint alleges that defendants made materially false and misleading statements in connection with the development of AZD1222, AstraZeneca’s vaccine for the prevention of COVID-19.

Amplimmune

In the US, in June 2017, AstraZeneca was served with a lawsuit filed by the stockholders’ agents for Amplimmune, Inc. (Amplimmune) in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to a 2013 merger agreement between AstraZeneca and Amplimmune. A trial of the matter was held in February and post-trial oral argument was heard in August 2020. In November 2020, the Court decided in AstraZeneca’s favour and subsequently entered a Final Judgment as to all pending claims in favour of AstraZeneca. In December 2020, the plaintiffs filed an appeal to the Delaware Supreme Court.  The argument is scheduled to be heard in October 2021.

Anti-Terrorism Act civil lawsuit

In the US, in July 2020, the US District Court for the District of Columbia granted AstraZeneca’s and certain other pharmaceutical and/or medical device companies’ motion and dismissed a lawsuit filed by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2011, which had alleged that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. The plaintiffs are appealing the District Court’s order dismissing the litigation.  The DC Circuit Court of Appeals has scheduled oral argument on the plaintiffs’ appeal for September 2021.

Government investigations/proceedings

Tagrisso

In India, in June 2021, the National Pharmaceutical Pricing Authority (NPPA) issued a demand notice (Demand Notice) to AstraZeneca Pharma India Limited (AZPIL), regarding the pricing of Tagrisso. The NPPA has alleged that AZPIL has overcharged Tagrisso, claiming approximately $21m plus interest. AZPIL has challenged the Demand Notice in the Delhi High Court.

US 340B litigations and proceedings

As previously disclosed, AstraZeneca is involved in several matters relating to its policy with regard to contract pharmacy recognition under the 340B Drug Pricing Program in the US. In October and November 2020, two lawsuits, one in the US District Court for the District of Columbia and one in the US District Court for the Northern District of California, were filed by covered entities and advocacy groups against the US Department of Health and Human Services, the US Health Resources and Services Administration as well as other US government agencies and their officials. The complaints allege, among other things, that these agencies should enforce an interpretation of the governing statute for the 340B Drug Pricing Program that would require drug manufacturers participating in the program to offer their drugs for purchase at statutorily capped rates by an unlimited number of contract pharmacies. AstraZeneca has sought to intervene in the lawsuits. The case in US District Court for the District of Columbia is currently stayed pending further proceedings and the case in federal court in California has been dismissed. Administrative Dispute Resolution (ADR) proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.

In February 2021, AstraZeneca received a Civil Investigative Subpoena from the Attorney General’s Office for the State of Vermont seeking documents and information relating to AstraZeneca’s policy regarding contract pharmacy recognition under the 340B Drug Pricing Program. We continue to cooperate with the inquiry.

In addition, in January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that a recent Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act.  In June 2021, the Court found in favour of AstraZeneca, invalidating the Advisory Opinion.  Prior to the Court’s ruling, however, on 17 May 2020, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that the Company’s contract pharmacy policy violates the 340B statute.  In July 2021, AstraZeneca amended the complaint filed in federal court in Delaware to include allegations challenging the letter sent on 17 May.

Toprol-XL

Louisiana Attorney General litigation

As previously disclosed, in July 2020, the Louisiana First Circuit Court of Appeals (the Appellate Court) reversed and remanded a Louisiana state trial court (the Trial Court) ruling that had granted AstraZeneca’s motion for summary judgment and dismissed a state court complaint, brought by the Attorney General for the State of Louisiana (the State), alleging that AstraZeneca engaged in unlawful monopolisation and unfair trade practices in connection with the enforcement of its Toprol-XL patents. In August 2020, AstraZeneca petitioned the Louisiana Supreme Court (the Supreme Court) to review the decision of the Appellate Court and reinstate the Trial Court’s summary judgment ruling. In December 2020, the Supreme Court granted AstraZeneca’s petition and agreed to review the Appellate Court’s decision. The Supreme Court heard oral argument on AstraZeneca’s appeal in March 2021. In April 2021, the Supreme Court granted a motion to dismiss all of the State’s claims with prejudice and vacate the decisions of the Trial Court and Appellate Court. This matter is now closed.

European Commission claim regarding AZD1222

As previously disclosed, in April 2021 and May 2021, the European Commission (acting on behalf of the European Union and its member states) initiated two separate legal proceedings against AstraZeneca AB in the Court of First Instance in Brussels. Both proceedings relate to an Advance Purchase Agreement between the parties dated 27 August 2020 (the APA) for the supply of AZD1222. The allegations include claims that AstraZeneca has failed to meet certain of its obligations under the APA and the European Commission is seeking, among other things, a Court order to compel AstraZeneca to supply a specified number of doses before the end of the second quarter of 2021. In June 2021, the Court issued a decision in the first proceeding finding that AstraZeneca did not meet its Best Reasonable Efforts obligation in the APA because AstraZeneca did not use all of the manufacturers listed in the APA to supply the member states. The Court ordered AstraZeneca to provide an additional 50 million doses of vaccine by the end of September 2021, which AstraZeneca exceeded by the end of June 2021. The Court denied the remainder of the Commission’s claims and requested relief. AstraZeneca is considering its next steps with regard to the first proceeding. The second proceeding filed by the European Commission seeks interim relief, documents, and damages. A hearing is scheduled on the interim relief and documents in September 2021.

COVID-19 vaccine supply and manufacturing inquiries

In June 2021, Argentina’s Federal Criminal Prosecutor’s Office contacted AstraZeneca Argentina seeking documents and electronic records in connection with a local criminal investigation relating to the public procurement and supply of Vaxzevria in that country.

Matters disclosed in respect of the first quarter of 2021 and to 30 April 2021

Patent litigation

Enhertu

US patent proceedings

As previously disclosed, in October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited in the US District Court for the Eastern District of Texas alleging that Enhertu infringes US Patent No. 10,808,039 (the ‘039 patent). AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Sankyo Inc. in the US. A claim construction hearing has been scheduled for August 2021 and a trial has been scheduled for April 2022.

In November 2020, AstraZeneca, Daiichi Sankyo Company, Limited and Daiichi Sankyo Inc. filed a complaint against Seagen in the US District Court for the District of Delaware (the District Court) seeking a declaratory judgment that plaintiffs do not infringe the ‘039 patent. In April 2021, the District Court stayed this proceeding for up to 90 days.

Faslodex

Patent Proceedings outside the US

In Japan, in April 2021, AstraZeneca received notice from the Japan Patent Office that Sandoz K.K. filed a Request for Invalidation Trial to seek invalidation of the Faslodex formulation patent. AstraZeneca is considering its response.

Farxiga

US patent proceedings

As previously disclosed, in 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware. In the complaint,

AstraZeneca alleged that Zydus’ generic version of Farxiga, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Farxiga. Proceedings are ongoing and trial is scheduled for May 2021.

Patent proceedings outside the US

As previously disclosed, in Canada, in January 2021, Sandoz Canada Inc. served three Notices of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response.

In Canada, in February 2021, Teva Canada Limited served a Notice of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response.

Onglyza

Patent proceedings outside the US

As previously disclosed, in Canada, in November 2019, Sandoz Canada Inc. sent a Notice of Allegation to AstraZeneca challenging the validity of Canadian substance Patent No. 2402894 (expiry March 2021) (the ‘894 patent) and formulation Patent No. 2568391 (expiry May 2025) related to Onglyza. AstraZeneca commenced an action in response related to the ‘894 patent in January 2020. A trial date is set for May 2022.

Roxadustat

US Patent Proceedings

In April 2021, Akebia Therapeutics, Inc. and Otsuka America Pharmaceutical, Inc. served AstraZeneca with a complaint seeking a declaration of invalidity and noninfringement for several of FibroGen method of use patents (U.S. Patent Nos. 8318703, 8466172, 8614204, 9920011, 8629131, 8604012, 8609646, 8604013, 10626090, 10894774, 10882827, and 10927081) related to HIF prolylhydroxylase inhibitors. AstraZeneca is the exclusive licensee of FibroGen in the United States. AstraZeneca is considering its response.

Patent proceedings outside the US

As previously disclosed, in Canada, in May 2018, Akebia Therapeutics, Inc. filed an impeachment action in the Federal Court of Canada alleging invalidity of several of FibroGen’s method of use patents (Canadian Patent Nos. 2467689; 2468083; and 2526496) related to HIF prolylhydroxylase inhibitors. AstraZeneca is the exclusive licensee of FibroGen in Canada. AstraZeneca and FibroGen were defending the action. The parties have settled the action.

Symbicort

US patent proceedings

As previously disclosed, in October 2018, AstraZeneca initiated ANDA litigation against Mylan and subsequently against 3M Company (3M) in the US District Court for the Northern District of West Virginia (the District Court). In the action, AstraZeneca alleges that the defendants’ generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. Mylan and 3M alleged that their proposed generic medicines do not infringe the asserted patents and/or that the asserted patents are invalid and/or unenforceable. In July 2020, AstraZeneca added Kindeva Drug Delivery L.P. (Kindeva) as a defendant in the case. In September 2020, Mylan, 3M and Kindeva stipulated to patent infringement to the extent that the asserted patent claims are found to be valid and enforceable, but reserved the right to seek a vacatur of the stipulation if the U.S. Court of Appeals for the Federal Circuit reverses or modifies the District Court’s claim construction. In October 2020, following a stipulation by AstraZeneca, 3M and Kindeva, 3M was dismissed from the action.  In March 2021, the District Court decided in favour of AstraZeneca and determined that the asserted patent claims   were not invalid or unenforceable. Mylan and Kindeva have appealed to the United States Court of Appeals for the Federal Circuit.

Product liability litigation

Byetta/Bydureon

As previously disclosed, in the US, Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/ or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatic cancer and thyroid cancer. A multidistrict litigation was established in the US District Court for the Southern District of California (the District Court) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Los Angeles (the California Court), California in regard to the various lawsuits in California state courts. In October and December 2020, the District Court and the California Court jointly heard oral argument on renewed motions filed by Defendants seeking summary judgment and dismissal of all claims alleging pancreatic cancer. In March and April 2021, the District Court and the California State Court respectively granted the Defendants’ motions, and dismissed all cases alleging pancreatic cancer with prejudice. The plaintiffs have provided notice that they intend to appeal. The other claims pending in both courts, including those alleging thyroid cancer, remains pending.

Nexium and Losec/Prilosec

US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In particular, in May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL has been rescheduled for January 2022. In addition to the MDL cases, there are cases filed in several state courts around the US; a trial in Delaware state court has been scheduled for February 2022.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. All but one of these claims is filed in the MDL. One claim is filed in the US District Court for the Middle District of Louisiana, where the court has rescheduled a trial for August 2022.

Commercial litigation

Alexion shareholder litigation

In March 2021, several shareholders of Alexion filed individual lawsuits against Alexion, its management, and/or AstraZeneca and affiliates in federal district court in New York. The complaints generally allege that the preliminary registration statement filed with the SEC on 19 February 2021, omitted certain allegedly material information in connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the Acquisition and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches.

AZD1222 securities litigation

As previously disclosed, in January 2021, putative securities class action lawsuits were filed in the US District Court for the Southern District of New York against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during the period 21 May 2020 through 20 November 2020. The complaints allege that defendants made materially false and misleading statements in connection with the development of AZD1222 (pandemic COVID-19 vaccine), a potential recombinant adenovirus vaccine for the prevention of COVID-19. In March 2021, motions for consolidation of the pending lawsuits and appointment of a lead plaintiff and its counsel were filed and remain pending.

Ocimum lawsuit

As previously disclosed, in the US, in December 2017, AstraZeneca was served with a complaint filed by Ocimum Biosciences, Ltd. (Ocimum) in the Superior Court for the State of Delaware (the Delaware Supreme Court) that alleged, among other things, breaches of contractual obligations and misappropriation of trade secrets, relating to a now terminated 2001 licensing agreement between AstraZeneca and Gene Logic, Inc. (Gene Logic), the rights to which Ocimum purports to have acquired from Gene Logic. In February 2021, the Delaware Supreme court affirmed the grant of AstraZeneca’s motion for summary judgment. This matter is now concluded.

Government investigations/proceedings

Toprol-XL

Louisiana Attorney General litigation

As previously disclosed, in July 2020, the Louisiana First Circuit Court of Appeals (the Appellate Court) reversed and remanded a Louisiana state trial court (the Trial Court) ruling that had granted AstraZeneca’s motion for summary judgment and dismissed a state court complaint, brought by the Attorney General for the State of Louisiana (the State), alleging that AstraZeneca engaged in unlawful monopolisation and unfair trade practices in connection with the enforcement of its Toprol-XL patents. In August 2020, AstraZeneca petitioned the Louisiana Supreme Court (the Supreme Court) to review the decision of the Appellate Court and reinstate the Trial Court’s summary judgment ruling. In December 2020, the Supreme Court granted AstraZeneca’s petition and agreed to review the Appellate Court’s decision. The Supreme Court heard oral argument on AstraZeneca’s appeal in March 2021. In April 2021, prior to a decision from the Supreme Court, the State unilaterally moved to dismiss all of its claims with prejudice. That motion remains pending.

US 340B litigations and proceedings

As previously disclosed, AstraZeneca is involved in several matters relating to its policy with regard to contract pharmacy recognition under the 340B Drug Pricing Program in the US. In October and November 2020, two lawsuits, one in the US District Court for the District of Columbia and one in the US District Court for the Northern District of California, were filed by covered entities and advocacy groups against the US Department of Health and Human Services, the US Health Resources and Services Administration as well as other US government agencies and their officials. The complaints allege, among other things, that these agencies should enforce an interpretation of the governing statute for the 340B Drug Pricing Program that would require drug manufacturers participating in the program to offer their drugs for purchase at statutorily capped rates by an unlimited number of contract pharmacies.

AstraZeneca has sought to intervene in the lawsuits. Administrative Dispute Resolution (ADR) proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.  In addition, in January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that a recent Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In February 2021, AstraZeneca received a Civil Investigative Subpoena from the Attorney General’s Office for the State of Vermont seeking documents and information relating to AstraZeneca’s policy regarding contract pharmacy recognition under the 340B Drug Pricing Program.

European Commission claim regarding AZD1222

In April 2021, the European Commission (acting on behalf of the European Union and its member states) initiated legal proceedings against AstraZeneca AB in the Court of First Instance in Brussels. The proceedings relate to an Advance Purchase Agreement (APA) between the parties dated 27 August 2020 for the supply of AZD1222. The allegations include claims that AstraZeneca has failed to meet certain of its obligations under the APA and the Commission is seeking, among other things, a Court order to compel AstraZeneca to supply a specified number of doses before the end of the second quarter of 2021.

Taxation

As previously disclosed in the Annual Report and Form 20-F Information 2020, AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make key judgements and significant estimates with respect to the ultimate outcome of current and potential future tax audits, and actual results could vary from these estimates.

The total net accrual to cover the worldwide tax exposure for transfer pricing and other international tax contingencies of $98m (31 December 2020: $287m) reflected the progress in those tax audits and reviews during the year and for those audits where AstraZeneca and tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional liabilities above and beyond the amount provided to be up to $29m, including associated interest (31 December 2020: $251m).

There is no material change to other tax exposures.

6)   Subsequent events

On 21 July 2021, AstraZeneca completed the acquisition of 100% of the issued shares of Alexion Pharmaceuticals, Inc (Alexion), based in Boston, Massachusetts, US. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines.

At closing, Alexion shareholders received 2.1243 AstraZeneca American Depository Shares (ADSs) and $60 in cash for each of their Alexion shares. Unvested Alexion employee share awards were converted to equivalent AstraZeneca share awards. The total fair value of the purchase consideration was $40bn, comprising AstraZeneca shares of $27bn and cash of $13bn.

The Group has funded the cash element of the acquisition with $8bn of new long-term debt, issued in May and June 2021, $4bn of term loans drawn in July 2021 under the $17.5bn committed bank facilities entered into in December 2020, and existing cash balances. The Group retains access to the revolving facility of $1bn entered into in December 2020 and cancelled the remaining $12.5bn of the facilities in June and July 2021. Changes to financing balances during the reporting period are included in Table 48 on Net Debt.

The acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 ‘Business Combinations’ and consequently the Alexion assets acquired, and liabilities assumed will be recorded by AstraZeneca at fair value, with any excess of the purchase prices over the fair value of the identifiable assets and liabilities being recognised as goodwill. The majority of the consideration paid of $40bn will be attributed to the intangible assets acquired, primarily related to intellectual property rights over launched products and products under development, to inventory on balance sheet as at the acquisition date, and to the related deferred tax adjustments on these items. It is expected that Alexion’s five launched products comprising Soliris, Ultomiris, Strensiq, Kanuma and Andexxa will account for the majority of the fair value attributed to intangible assets, and for substantially all of the fair value attributed to inventories.

Due to the proximity of the acquisition to the results announcement date, the Group has not completed the initial accounting for the acquisition and hence disclosures related to the fair valuation of the assets and liabilities acquired, including acquired receivables, resultant goodwill (including the factors that make up the goodwill), contingent liabilities, separately recognised transactions and proforma revenue and profit/loss were not determinable by the results announcement date. A purchase price allocation exercise has commenced subsequent to the acquisition date, and these disclosures will be included in subsequent financial information and financial statements once determined.

7)   Table 50: H1 2021 - Product Sales year-on-year analysis74

The CER information in respect of H1 2021 included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established RoW
		Actual	CER		Actual	CER		Actual		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	$m	% change	% change	$m	% change	% change
Oncology	6,267	23	18	1,626	11	6	2,494	28	1,183	33	20	964	19	14
Tagrisso	2,454	22	17	697	17	10	853	18	468	44	30	436	18	13
Imfinzi	1,160	22	18	133	n/m	99	597	4	227	36	23	203	35	30
Lynparza	1,131	39	34	186	54	50	523	29	301	52	38	121	32	26
Calquence	490	n/m	n/m	7	n/m	n/m	445	n/m	32	n/m	n/m	6	n/m	n/m
Koselugo	48	n/m	n/m	-	-	-	47	n/m	1	-	-	-	-	-
Enhertu	4	n/m	n/m	4	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex*	466	5	(1)	296	3	(3)	8	58	74	9	(1)	88	9	3
Faslodex*	227	(27)	(31)	80	(20)	(22)	16	(52)	71	(39)	(45)	60	(3)	(6)
Iressa*	107	(27)	(31)	89	(26)	(31)	5	(27)	3	(66)	(71)	10	(10)	(13)
Arimidex*	73	(32)	(35)	56	(37)	(40)	-	-	2	26	12	15	(10)	(13)
Casodex*	82	(7)	(13)	64	(7)	(14)	-	-	1	(29)	(10)	17	(7)	(10)
Others	25	(1)	(4)	14	4	1	-	-	3	19	4	8	(13)	(13)
BioPharmaceuticals: CVRM	3,935	14	9	1,921	19	14	987	-	727	24	13	300	9	3
Farxiga	1,356	60	53	557	82	77	302	27	372	67	51	125	53	44
Brilinta	749	(11)	(15)	180	(38)	(40)	360	2	178	3	(7)	31	6	(7)
Bydureon	198	(9)	(10)	2	(6)	(7)	162	(12)	29	20	7	5	(9)	(22)
Onglyza	200	(22)	(25)	108	9	4	44	(58)	31	6	(4)	17	(25)	(30)
Byetta	32	(9)	(12)	8	72	79	15	(20)	5	(27)	(38)	4	(17)	(26)
Other diabetes	29	23	17	8	n/m	n/m	11	(15)	9	53	35	1	25	18
Lokelma	72	n/m	n/m	2	n/m	n/m	49	n/m	5	n/m	n/m	16	n/m	n/m
Roxadustat	90	n/m	n/m	90	n/m	n/m	-	-	-	-	-	-	n/m	n/m
Crestor*	539	(7)	(11)	372	1	(4)	41	(10)	32	(50)	(54)	94	(10)	(12)
Seloken/Toprol-XL*	515	30	24	503	34	27	1	(88)	6	(23)	(20)	5	3	(8)
Atacand*	57	(55)	(55)	20	(79)	(79)	2	(56)	35	n/m	n/m	-	n/m	n/m
Others	98	(7)	(13)	71	9	2	-	-	25	(19)	(22)	2	(20)	(23)
BioPharmaceuticals: Respiratory & Immunology	2,961	11	6	885	17	10	1,148	17	616	5	(5)	312	(8)	(14)
Symbicort	1,371	(5)	(9)	306	5	2	530	(5)	344	(3)	(12)	191	(20)	(26)
Pulmicort	497	4	(2)	405	9	2	35	(2)	34	(15)	(25)	23	(24)	(30)
Fasenra	580	36	32	8	25	27	357	31	136	54	39	79	34	27
Daliresp	114	8	7	2	20	18	103	15	8	(36)	(42)	1	(56)	(60)
Bevespi	26	20	18	2	n/m	n/m	20	(5)	4	n/m	n/m	-	-	-
Breztri	82	n/m	n/m	27	n/m	n/m	43	n/m	1	n/m	n/m	11	n/m	n/m
Others	291	58	47	135	69	55	60	n/m	89	-	(9)	7	(16)	(25)
Other medicines	1,003	(10)	(14)	536	10	5	100	(34)	145	(40)	(42)	222	(8)	(12)
Nexium*	739	4	-	419	13	9	67	(17)	36	(2)	(11)	217	(4)	(8)
Synagis*	49	(72)	(72)	-	n/m	n/m	5	(77)	44	(71)	(71)	-	-	-
Seroquel XR/IR*	50	(21)	(21)	25	(9)	(8)	10	(29)	14	(4)	(3)	1	(88)	(88)
Losec/Prilosec*	100	1	(5)	84	4	(4)	-	(90)	15	56	55	1	(90)	(92)
FluMist*	3	n/m	n/m	1	-	-	-	n/m	2	n/m	n/m	-	-	-
Others	62	(9)	(13)	7	n/m	n/m	18	(46)	34	20	11	3	(16)	(14)
COVID-19	1,136	n/m	n/m	455	n/m	n/m	-	-	572	n/m	n/m	109	n/m	n/m
Pandemic COVID-19 vaccine	1,136	n/m	n/m	455	n/m	n/m	-	-	572	n/m	n/m	109	n/m	n/m
Total Product Sales	15,302	24	19	5,423	26	20	4,729	16	3,243	41	28	1,907	15	9

74 The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Denotes a legacy medicine.

8)   Table 51: Q2 2021 - Product Sales year-on-year analysis (Unreviewed)75

The Q2 2021 information in respect of the three months ended 30 June 2021 included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established RoW
		Actual	CER		Actual	CER		Actual		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	$m	% change	% change	$m	% change	% change
Oncology	3,286	26	21	864	15	8	1,301	33	608	38	23	513	18	15
Tagrisso	1,306	26	21	390	24	15	438	24	244	49	34	234	16	13
Imfinzi	604	23	19	75	n/m	n/m	305	6	118	28	15	106	30	26
Lynparza	588	40	35	99	54	47	269	29	153	59	43	67	35	30
Calquence	280	n/m	n/m	5	n/m	n/m	250	n/m	22	n/m	n/m	3	n/m	n/m
Koselugo	26	n/m	n/m	-	-	-	26	n/m	-	-	-	-	-	-
Enhertu	3	n/m	n/m	3	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex*	244	12	5	159	14	7	3	2	37	12	(1)	45	6	2
Faslodex*	105	(28)	(31)	38	(28)	(30)	7	(35)	30	(43)	(49)	30	(1)	(2)
Iressa*	47	(34)	(38)	36	(38)	(43)	3	(30)	1	(61)	(68)	7	30	27
Arimidex*	29	(50)	(53)	20	(58)	(60)	-	-	1	14	(22)	8	(10)	(11)
Casodex*	41	(14)	(19)	32	(14)	(21)	-	-	-	-	-	9	(12)	(14)
Others	13	12	6	7	24	18	-	n/m	2	46	(8)	4	(26)	(20)
BioPharmaceuticals: CVRM	2,023	15	9	975	16	9	525	6	363	31	18	160	9	3
Farxiga	732	65	56	297	80	70	171	38	198	86	67	66	41	33
Brilinta	375	(14)	(18)	74	(52)	(55)	194	4	90	13	1	17	19	-
Bydureon	95	(18)	(20)	1	97	77	77	(24)	15	17	1	2	(19)	(34)
Onglyza	99	(14)	(18)	51	(3)	(9)	26	(33)	15	12	-	7	(31)	(39)
Byetta	16	6	-	4	n/m	n/m	7	(6)	3	(19)	(35)	2	(16)	(25)
Other diabetes	15	49	40	4	n/m	n/m	6	(4)	5	71	47	-	-	-
Lokelma	39	n/m	n/m	1	79	78	25	n/m	3	n/m	n/m	10	n/m	n/m
Roxadustat	51	n/m	n/m	51	n/m	n/m	-	-	-	-	-	-	-	-
Crestor*	265	(6)	(11)	182	3	(3)	19	10	12	(61)	(67)	52	(8)	(10)
Seloken/Toprol-XL*	266	22	14	260	24	15	-	(83)	3	(20)	(12)	3	25	14
Atacand*	23	(62)	(61)	15	(67)	(68)	-	n/m	8	31	32	-	n/m	n/m
Others	47	(1)	(9)	35	20	10	-	n/m	11	(30)	(33)	1	(57)	(60)
BioPharmaceuticals: Respiratory & Immunology	1,420	27	21	343	56	45	597	27	318	19	7	162	3	(5)
Symbicort	680	4	(1)	141	5	-	264	6	176	9	(2)	99	(9)	(17)
Pulmicort	167	72	59	119	n/m	88	18	40	18	23	7	12	5	(1)
Fasenra	320	41	36	5	n/m	n/m	201	32	73	72	55	41	28	21
Daliresp	54	3	3	1	29	23	49	10	4	(37)	(36)	-	(85)	(80)
Bevespi	13	34	33	1	n/m	n/m	10	6	2	n/m	n/m	-	-	-
Breztri	56	n/m	n/m	17	n/m	n/m	31	n/m	1	n/m	n/m	7	n/m	n/m
Others	130	85	70	59	n/m	n/m	24	n/m	44	5	(6)	3	37	9
Other medicines	454	(19)	(23)	239	1	(4)	47	(27)	68	(41)	(45)	100	(31)	(32)
Nexium*	336	(11)	(14)	185	1	(4)	35	(14)	18	23	11	98	(29)	(31)
Synagis*	24	(73)	(73)	-	-	-	3	(78)	21	(72)	(72)	-	-	-
Seroquel XR/IR*	21	(23)	(19)	11	(26)	(27)	3	n/m	7	(5)	2	-	n/m	(87)
Losec/Prilosec*	46	2	(6)	38	2	(7)	-	(68)	8	49	42	-	(82)	(87)
FluMist*	1	n/m	n/m	-	-	-	-	-	-	-	-	1	n/m	n/m
Others	26	10	1	5	n/m	n/m	6	(30)	14	14	(3)	1	39	55
COVID-19	862	n/m	n/m	413	n/m	n/m	-	-	347	n/m	n/m	102	n/m	n/m
Pandemic COVID-19 vaccine	862	n/m	n/m	413	n/m	n/m	-	-	347	n/m	n/m	102	n/m	n/m
Total Product Sales	8,045	33	27	2,834	38	31	2,470	23	1,704	55	39	1,037	17	12

75 The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Denotes a legacy medicine.

9)  Table 52: Q2 2021 - Product Sales quarterly sequential analysis (Unreviewed)76

The sequential quarterly information in respect of the three months ended 30 June 2021 included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	Q1 2021			Q2 2021
		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change
Oncology	2,981	3	1	3,286	10	11
Tagrisso	1,149	(1)	(3)	1,306	14	14
Imfinzi	556	-	(1)	604	9	10
Lynparza	543	9	8	588	8	9
Calquence	209	15	15	280	34	34
Koselugo	21	23	23	26	23	22
Enhertu	1	n/m	n/m	3	n/m	n/m
Zoladex*	221	2	-	244	10	11
Faslodex*	122	(6)	(8)	105	(14)	(12)
Iressa*	61	(9)	(11)	47	(23)	(22)
Arimidex*	44	22	18	29	(34)	(33)
Casodex*	42	7	5	41	(2)	(1)
Others	12	(4)	(6)	13	13	11
BioPharmaceuticals: CVRM	1,912	4	1	2,023	6	6
Farxiga	624	6	4	732	17	18
Brilinta	374	3	1	375	-	1
Bydureon	103	(16)	(17)	95	(8)	(7)
Onglyza	101	(3)	(6)	99	(2)	(2)
Byetta	16	(14)	(15)	16	(4)	(7)
Other diabetes	13	7	1	15	14	14
Lokelma	33	16	18	39	21	21
Roxadustat	39	n/m	n/m	51	32	32
Crestor*	274	(8)	(9)	265	(3)	(3)
Seloken/Toprol-XL*	250	25	21	266	6	7
Atacand*	34	(45)	(45)	23	(35)	(32)
Others	51	12	10	47	(7)	(10)
BioPharmaceuticals: Respiratory & Immunology	1,541	1	(1)	1,420	(8)	(7)
Symbicort	691	2	-	680	(2)	(1)
Pulmicort	330	(10)	(13)	167	(50)	(49)
Fasenra	260	(8)	(9)	320	23	23
Daliresp	60	11	10	54	(10)	(9)
Bevespi	13	7	8	13	1	3
Breztri	27	n/m	n/m	56	n/m	n/m
Others	160	28	25	130	(19)	(19)
Other medicines	548	(25)	(26)	454	(17)	(16)
Nexium*	403	7	5	336	(17)	(15)
Synagis*	24	(69)	(69)	24	1	1
Seroquel XR/IR*	29	51	38	21	(29)	(22)
Losec/Prilosec*	54	39	36	46	(14)	(15)
FluMist*	2	(99)	(99)	1	(51)	(71)
Others	36	(6)	(4)	26	(28)	(32)
COVID-19	275	n/m	n/m	862	n/m	n/m
Pandemic COVID-19 vaccine	275	n/m	n/m	862	n/m	n/m
Total Product Sales	7,257	4	1	8,045	11	12

76 The table provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Denotes a legacy medicine.

10)   Table 53: FY 2020 - Product Sales quarterly sequential analysis (Unreviewed)77

The sequential quarterly information included in the Interim Financial Statements has not been reviewed by PricewaterhouseCoopers LLP.

	Q1 2020			Q2 2020			Q3 2020			Q4 2020
		Actual	CER		Actual	CER		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	% change	$m	% change	% change
Oncology	2,502	10	10	2,609	4	6	2,831	8	6	2,908	3	2
Tagrisso	982	11	11	1,034	5	7	1,155	12	9	1,157	-	(1)
Imfinzi	462	9	9	492	6	8	533	8	6	555	4	3
Lynparza	397	13	13	419	5	7	464	11	8	496	7	6
Calquence	88	58	58	107	21	23	145	36	35	182	25	25
Koselugo	-	-	-	7	n/m	n/m	13	75	75	17	34	34
Zoladex*	225	15	15	217	(3)	-	230	6	3	216	(6)	(7)
Faslodex*	166	-	-	146	(12)	(9)	138	(5)	(8)	130	(6)	(7)
Iressa*	77	(3)	(4)	70	(9)	(7)	54	(23)	(24)	67	24	19
Arimidex*	50	(1)	(2)	58	17	16	42	(28)	(27)	36	(14)	(16)
Casodex*	42	(2)	(3)	47	14	12	44	(7)	(8)	39	(11)	(14)
Others	13	(52)	(52)	12	(11)	(1)	13	4	3	13	2	2
BioPharmaceuticals: CVRM	1,701	(5)	(5)	1,759	3	6	1,794	2	-	1,842	3	1
Farxiga	405	(3)	(3)	443	9	13	525	19	16	586	11	10
Brilinta	408	(5)	(5)	437	7	9	385	(12)	(13)	363	(6)	(6)
Onglyza	141	8	8	115	(19)	(17)	110	(6)	(6)	105	(4)	(5)
Bydureon	100	(28)	(28)	116	16	17	109	(5)	(7)	122	12	11
Byetta	20	(24)	(24)	15	(28)	(28)	15	1	4	19	26	24
Other diabetes	13	(22)	(22)	10	(21)	(19)	11	9	6	12	11	15
Lokelma	11	42	42	17	56	58	21	22	26	28	37	28
Crestor*	301	2	1	281	(7)	(4)	300	7	5	298	(1)	(4)
Seloken/Toprol-XL*	177	(6)	(6)	218	23	27	225	4	3	200	(11)	(13)
Atacand*	66	11	12	59	(11)	(5)	54	(9)	(12)	63	16	14
Others	59	(21)	(22)	48	(18)	(16)	39	(19)	(22)	46	18	17
BioPharmaceuticals: Respiratory & Immunology	1,551	1	1	1,117	(28)	(26)	1,161	4	1	1,528	32	29
Symbicort	790	11	11	653	(17)	(15)	599	(8)	(11)	680	13	13
Pulmicort	380	(8)	(9)	97	(74)	(73)	151	56	49	368	n/m	n/m
Fasenra	199	(3)	(3)	227	14	15	240	5	4	283	18	17
Daliresp	53	(8)	(8)	53	(1)	(3)	57	8	11	54	(4)	(6)
Bevespi	12	9	9	10	(19)	(21)	14	47	46	12	(16)	(17)
Breztri	4	n/m	n/m	7	58	64	10	45	48	6	(39)	(38)
Others	113	(16)	(17)	70	(38)	(36)	90	27	22	125	39	35
Other medicines	557	(15)	(15)	563	1	4	734	30	27	733	-	(2)
Nexium*	338	(4)	(4)	377	12	14	401	6	4	377	(6)	(7)
Synagis*	85	35	35	90	6	7	118	31	29	78	(34)	(33)
FluMist*	-	n/m	n/m	-	n/m	n/m	116	n/m	n/m	179	55	50
Losec/Prilosec*	54	18	17	45	(15)	(15)	45	-	-	39	(15)	(18)
Seroquel XR/IR*	36	(12)	(12)	27	(26)	(23)	35	32	29	19	(45)	(42)
Others	44	(71)	(70)	24	(46)	(42)	19	(17)	(19)	41	n/m	n/m
Total Product Sales	6,311	1	1	6,048	(4)	(2)	6,520	8	6	7,011	8	6

77 The table provides an analysis of sequential quarterly Product Sales, with actual and CER growth rates reflecting quarter-on-quarter growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Denotes a legacy medicine.

Table 54: Collaboration Revenue

	H1 2021	H1 2020	FY 2020	FY 2019
	$m	$m	$m	$m
Initial Collaboration Revenue
Nexium (Japan)	75	-	-	-
Ongoing Collaboration Revenue
Lynparza: regulatory milestones	-	135	160	60
Lynparza: sales milestones	-	-	300	450
Lynparza/Koselugo: option payments	-	-	-	100
Crestor (Spain)	-	-	-	39
Enhertu: share of gross profits	83	36	94	-
Roxadustat: share of gross profits	3	11	30	-
Royalty income	69	34	62	62
Other Ongoing Collaboration Revenue	8	54	81	108
Total	238	270	727	819

Table 55: Other Operating Income and Expense

The table below provides an analysis of Reported Other Operating Income and Expense.

	H1 2021	H1 2020	FY 2020	FY 2019
	$m	$m	$m	$m
Divestment of Viela Bio, Inc. shareholding	776	-	-	-
Crestor (Europe ex-UK and Spain)	309	-	-	-
Oxra and Oxramet (India)	40	-	-	-
Hypertension medicines (ex-US, India and Japan)	-	350	350	-
Monetisation of an asset previously licensed	-	-	120	-
Brazikumab licence termination funding	51	-	107	-
Inderal, Tenormin, Seloken and Omepral (Japan)	-	51	51	-
Synagis (US)	-	-	-	515
Losec (ex-China, Japan, US and Mexico)	-	-	-	243
Seroquel and Seroquel XR (US, Canada, Europe and Russia)	-	-	-	213
Arimidex and Casodex (various countries)	-	-	-	181
Nexium (Europe) and Vimovo (ex-US)	-	-	54	-
Atacand	-	-	400	-
Other	132	200	446	389
Total	1,308	601	1,528	1,541

Financial calendar and other shareholder information

Announcement of year to date and third quarter results	12 November 2021
Announcement of full year and fourth quarter results (tentative)	10 February 2022
Announcement of first quarter 2022 results (tentative)	29 April 2022

Dividends are normally paid as follows:
First interim:	announced with the half-year and second-quarter results and paid in September
Second interim:	announced with full-year and fourth-quarter results and paid in March

The record date for the first interim dividend for 2021, payable on 13 September 2021, will be 13 August 2021. The ex-dividend date will be 12 August 2021.

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Atacand and Atacand Plus, owned by AstraZeneca or Cheplapharm (depending on geography); Duaklir and Eklira, trademarks of Almirall, S.A.; Enhertu, a trademark of Daiichi Sankyo; Inderal and Tenormin, owned by AstraZeneca, Atnahs Pharma and Taiyo Pharma Co. Ltd. (depending upon geography); Losec and Omepral, owned by AstraZeneca, Cheplapharm or Taiyo Pharma Co., Ltd (depending on geography); OXRA and OXRAMET, trademarks of Sun Pharma Laboratories Limited; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or AbbVie Inc. (depending on geography); Vimovo, owned by AstraZeneca or Grünenthal GmbH (depending on geography).

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

Addresses for correspondence

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	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

-	the risk of failure or delay in delivery of pipeline or launch of new medicines;
-	the risk of failure to meet regulatory or ethical requirements for medicine development or approval;
-	the risk of failure to obtain, defend and enforce effective IP protection and IP challenges by third parties;
-	the impact of competitive pressures including expiry or loss of IP rights, and generic competition;
-	the impact of price controls and reductions;
-	the impact of economic, regulatory and political pressures;
-	the risk of failures or delays in the quality or execution of the Group’s commercial strategies;
-	the risk of failure to maintain supply of compliant, quality medicines;
-	the risk of illegal trade in the Group’s medicines;
-	the impact of reliance on third-party goods and services;
-	the risk of failure in information technology, data protection or cybercrime;
-	the risk of failure of critical processes;
-	any expected gains from productivity initiatives are uncertain;
-	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;
-	the risk of failure to adhere to applicable laws, rules and regulations;
-	the risk of the safety and efficacy of marketed medicines being questioned;
-	the risk of adverse outcome of litigation and/or governmental investigations;
-	the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation;
-	the risk of failure to achieve strategic plans or meet targets or expectations;
-	the risk of failure in financial control or the occurrence of fraud;
-	the risk of unexpected deterioration in the Group’s financial position; and
-

the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition.

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -